



PARK ELECTROCHEMICAL CORP.

2006 Annual Report






THOMSON
FINANCIAL

Company Profile

Park Electrochemical Corp. is a global advanced materials company which develops and manufactures high-technology digital and RF/microwave printed circuit materials (the Nelco® product line) and advanced composite materials (the Nelcote™ product line) principally for the telecommunications and internet infrastructure, high-end computing and aerospace markets. Park's core capabilities are in the areas of polymer chemistry formulation and coating technology. The Company's manufacturing facilities are located in Singapore, China, France, Connecticut, New York, Arizona and California.



Net Sales from Continuing Operations
(In Millions)
$500
400
300
200
100
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06



Net Earnings (Loss) from Continuing Operations before Special Items
(In Millions)
$50
40
30
20
10
0
-10
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06



Diluted Earnings (Loss) per Share from Continuing Operations before Special Items
$2.50
2.00
1.50
1.00
0.50
0
-0.50
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06



Return on Stockholders' Equity from Continuing Operations before Special Items
(Percentage)
25%
20
15
10
5
0
-5
-10
-15
-20
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06



Equity per Share
$15
12
9
6
3
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06



Cash Dividends per Share
$1.50
1.20
0.90
0.60
0.30
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06


RECEIVED
JUN 26 2006

Financial Highlights

(In thousands, except per share data)	Feb. 26, 2006	Feb. 27, 2005	Feb. 29, 2004	Mar. 2, 2003	Mar. 3, 2002
Net sales	$222,251	$211,187	$194,236	$195,578	$201,681
Gross profit	54,601	43,250	32,700	26,657	16,667
Earnings (loss) from continuing operations before income taxes	32,359	23,796	32,744	(47,899)	(28,141)
Net earnings (loss) from continuing operations before special items	31,620	18,102	7,031	3,589	(6,731)
Net earnings (loss)	26,875	21,605	(3,852)	(50,759)	(25,519)
Diluted earnings (loss) per share from continuing operations before special items	1.57	.90	.35	.18	(.35)
Diluted earnings (loss) per share from continuing operations	1.33	1.08	1.50	(2.23)	(.89)
Diluted earnings (loss) per share	1.33	1.08	(.19)	(2.58)	(1.31)
Cash dividends per share	1.32	1.26	.24	.24	.24
Average common shares outstanding	20,047	19,879	19,754	19,674	19,535
Working capital	214,934	206,714	197,453	170,274	167,000
Total assets	311,312	307,311	311,070	301,542	360,644
Long-term debt	—	—	—	—	—
Stockholders' equity	245,423	242,857	243,896	245,701	292,546
Equity per share	12.20	12.19	12.33	12.48	14.89

In fiscal year 2006, the Company recognized a tax benefit of $1,512 relating to the reversal of valuation allowances against deferred tax assets previously recorded in the United States and recorded a tax charge of $3,088 in connection with the repatriation of approximately $70,000 of accumulated earnings and profits of its subsidiary in Singapore, a pre-tax asset impairment charge of $2,280 for the write-off of construction costs related to the installation of a treater at the Company's printed circuit materials facility in Mirebeau, France and a pre-tax employment termination benefits charge of $889 related to a workforce reduction at the Company's printed circuit materials facility in Mirebeau, France.

In fiscal year 2005, the Company recorded a pre-tax gain of $4,745 as a result of the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore in November 2002. In fiscal year 2005, the Company also recorded pre-tax charges of $625 for severance payments resulting from workforce reductions at the Company's North American and European volume printed circuit materials operations.

In fiscal year 2004, the Company discontinued its financial support of its Dielektra GmbH subsidiary in Germany and treated Dielektra as a discontinued operation. Accordingly, the information in the table above relating to continuing operations excludes Dielektra's operating results and asset impairment charges. The after-tax losses (income) related to Dielektra's operating losses (income) and asset impairments for the fiscal years 2004 through 2002 were $33,761, $6,895 and $8,105, respectively. In fiscal year 2004, the Company also recorded pre-tax gains of $33,088 from litigation against Delco and $429 from the sale of real estate in the U.K. and a pre-tax charge of $8,469 for restructuring and workforce reductions at its North American volume printed circuit materials operations.

In fiscal year 2003, the Company recorded net, pre-tax charges totaling $50,659 comprised of charges of $49,035 related to the write-down of fixed assets at continuing operations in North America and $4,794 related to the closure of its Nelco U.K. facility and workforce reductions at a North American business unit and a gain of $3,170 related to the sale of its Dielectric Polymers, Inc. subsidiary. In fiscal year 2002, the Company recorded pre-tax charges totaling $16,513 comprised of $15,707 related to the sale of its mass lamination business in Arizona and the closure of a related support facility and $806 related to restructuring and workforce reductions at continuing operations.

The information in the table above relating to continuing operations for fiscal years 2006, 2005, 2004, 2003 and 2002 includes all the charges and gains described in the preceding paragraphs, except net earnings (loss) from continuing operations before special items and diluted earnings (loss) per share from continuing operations before special items, which do not include such charges and gains.

Ten Year Statistical Growth Highlights

(In thousands, except per share data)

	Feb. 26, 2006	Feb. 27, 2005	Feb. 29, 2004	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999	Mar. 1, 1998	Mar. 2, 1997
OPERATIONS										
Net sales	$222,251	$211,187	$194,236	$195,578	$201,681	$469,121	$381,685	$350,853	$363,770	$334,490
Cost of sales	167,650	167,937	161,536	168,921	185,014	355,400	310,532	295,034	292,471	275,372
Gross profit	54,601	43,250	32,700	26,657	16,667	113,721	71,153	55,819	71,299	59,118
Gross profit %	24.6	20.5	16.8	13.6	8.3	24.2	18.6	15.9	19.6	17.7
S, G & A	25,129	26,960	27,962	27,157	33,668	47,683	42,921	38,183	38,367	34,366
S, G & A %	11.3	12.8	14.4	13.9	16.7	10.1	11.2	10.9	10.5	10.3
Earnings (loss) from continuing operations	26,303	20,410	29,786	(51,159)	(33,514)	66,038	23,768	17,636	32,932	24,752
Earnings (loss) from continuing operations %	11.8	9.7	15.3	(26.2)	(16.6)	14.1	6.2	5.0	9.1	7.4
Earnings (loss) from continuing operations before income taxes	32,359	23,796	32,744	(47,899)	(28,141)	68,758	24,573	19,703	35,814	26,897
Net earnings (loss) from continuing operations before special items	31,620	18,102	7,031	3,589	(6,731)	47,795	20,383	15,396	23,382	18,859
Net earnings (loss) from continuing operations	26,875	21,605	29,909	(43,864)	(17,414)	47,795	18,488	15,396	23,382	18,559
Net earnings (loss) from continuing operations %	12.1	10.2	15.4	22.4	8.6	10.2	4.8	4.4	6.4	5.5
Diluted earnings (loss) per share from continuing operations before special items	1.57	.90	.35	.18	(.35)	2.39	1.04	.94	1.37	1.05
Diluted earnings (loss) per share from continuing operations	1.33	1.08	1.50	(2.23)	(.89)	2.57	1.13	.92	1.29	1.05
(Loss) earnings per share from discontinued operations	—	—	(1.69)	(.35)	(.42)	.08	(.01)	.00	.09	—
Return on stockholders' equity %	11.0	8.9	(1.6)	(18.9)	(9.8)	24.2	10.6	9.3	16.3	13.4

In fiscal year 2006, the Company recognized a tax benefit of $1,512 relating to the reversal of valuation allowances against deferred tax assets previously recorded in the United States and recorded a tax charge of $3,088 in connection with the repatriation of approximately $70,000 of accumulated earnings and profits of its subsidiary in Singapore, a pre-tax asset impairment charge of $2,280 for the write-off of construction costs related to the installation of a treater at the Company's printed circuit materials facility in Mirebeau, France and a pre-tax employment termination benefits charge of $889 related to a workforce reduction at the Company's printed circuit materials facility in Mirebeau, France.

In fiscal year 2005, the Company recorded a pre-tax gain of $4,745 as a result of the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore in November 2002. In fiscal year 2005, the Company also recorded pre-tax charges of $625 for severance payments resulting from workforce reductions at the Company's North American and European volume printed circuit materials operations.

In fiscal year 2004, the Company discontinued its financial support of its Dielektra GmbH subsidiary in Germany and treated Dielektra as a discontinued operation. Accordingly, the information in the table above relating to continuing operations excludes Dielektra's operating results and asset impairment charges. The after-tax losses (income) related to Dielektra's operating losses (income) and asset impairments for the fiscal years 2004 through 2000 were $33,761, $6,895, $8,105, ($1,624), and $191, respectively. In fiscal year 2004, the Company also recorded pre-tax gains of $33,088 from litigation against Delco and $429 from the sale of real estate in the U.K. and a pre-tax charge of $8,469 for restructuring and workforce reductions at its North American volume printed circuit materials operations.

In fiscal year 2003, the Company recorded net, pre-tax charges totaling $50,659 comprised of charges of $49,035 related to the write-down of fixed assets at continuing operations in North America and $4,794 related to the closure of its Nelco U.K. facility and workforce reductions at a North American business unit and a gain of $3,170 related to the sale of its Dielectric Polymers, Inc. subsidiary. In fiscal year 2002, the Company recorded pre-tax charges totaling $16,513 comprised of $15,707 related to the sale of its mass lamination business in Arizona and the closure of a related support facility and $806 related to restructuring and workforce reductions at continuing operations.

In fiscal year 2000, the Company recorded a charge of $4,464 related to the closure of its plumbing hardware business.

The information in the table above relating to continuing operations for fiscal years 2006, 2005, 2004, 2003, 2002 and 2000 includes all the charges and gains described in the preceding paragraphs, except net earnings (loss) from continuing operations before special items and diluted earnings (loss) per share from continuing operations before special items, which do not include such charges and gains.

	Feb. 26, 2006	Feb. 27, 2005	Feb. 29, 2004	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999	Mar. 1, 1998	Mar. 2, 1997
FINANCIAL POSITION										
Current assets	253,661	243,662	240,082	210,585	210,361	268,611	236,779	230,196	247,380	220,414
Current liabilities	38,727	36,948	42,629	40,311	43,361	80,100	60,666	63,356	70,827	55,410
Working capital	214,934	206,714	197,453	170,274	167,000	188,511	176,113	166,840	176,553	165,004
Current ratio	6.6	6.6	5.6	5.2	4.9	3.4	3.9	3.6	3.5	4.0
Property, plant and equipment—net	54,370	63,251	70,569	90,503	149,810	159,309	125,977	118,012	108,116	83,391
Total assets	311,312	307,311	311,070	301,542	360,644	430,581	365,252	351,698	359,329	307,862
Long-term debt	—	—	—	—	—	97,672	100,000	100,000	100,000	100,000
Stockholders' equity	245,423	242,857	243,896	245,701	292,546	228,906	179,118	164,646	166,404	143,355
Total capitalization	245,423	242,857	243,896	245,701	292,546	326,578	279,118	264,646	266,404	243,355
OTHER DATA										
Capital expenditures	4,293	3,330	4,509	6,168	25,686	53,411	26,646	23,860	18,740	18,851
Depreciation and amortization	9,645	10,202	11,978	17,973	16,257	16,724	16,264	14,291	13,207	11,584
Equity per share	12.20	12.19	12.33	12.48	14.89	14.23	11.30	10.53	9.65	8.48
Cash dividends per share	1.32	1.26	.24	.24	.24	.23	.21	.21	.21	.21
Average number of employees	978	1,109	1,150	1,400	1,690	2,650	2,380	2,140	2,380	2,210
Sales per employee	227	190	158	120	119	177	160	164	153	151
Average common shares outstanding	20,047	19,879	19,754	19,674	19,535	15,932	15,761	16,470	17,030	17,024

A Message from the President *and* Chief Executive Officer



Brian E. Shore, President and Chief Executive Officer

REINVENTION OF THE COMPANY

In my message contained in Park's fiscal year 2005 Annual Report, I explained that I felt it was absolutely necessary for our company to reinvent itself in order for our company to have a future. I explained that we needed to reinvent Park into a Technology Company and then into an Advanced Materials Company.

Remember that a Technology Company is a company in which the status quo is continually questioned and challenged through the use of scientific disciplines and a company which embraces innovation and "newness". A Technology Company is a company which welcomes the opportunity to embark into uncharted waters... into the realm of the unknown. As I explained in my 2005 Annual Report message, the reinvention of Park into a Technology Company was a necessary prerequisite for the reinvention of Park into an Advanced Materials Company. The reinvention of Park into an Advanced Materials Company involves defining Park based upon certain core capabilities rather than based upon certain product lines or markets. (Prior to the reinvention of Park into an Advanced Materials Company, Park defined itself as a printed circuit materials company, and therefore limited the scope of its activities to those related to printed circuit materials products and the printed circuit materials markets.) The core capabilities which now define Park as an Advanced Materials Company relate to the formulation of polymer chemistries and the coating of those formulations on substrates. Based upon this new definition of Park, the horizons for Park have been significantly and dramatically broadened. In other words, there are many product lines and markets which Park can and ultimately will pursue as an Advanced Materials Company which were not available to Park when it defined itself as a printed circuit materials company. The broadening of Park's horizons requires Park to enter into new and unfamiliar markets and to develop and introduce new and unfamiliar products and product lines. And, in order for Park to willingly embark into these new and unfamiliar areas, Park must embrace the culture of innovation which is part and parcel of being a Technology Company. Accordingly, Park's reinvention into a Technology Company is a necessary prerequisite to Park's reinvention into an Advanced Materials Company.

The above is a short review of the reinvention concepts discussed in my message contained in last year's Annual Report. My message to you in this 2006 Annual Report is that, during our 2006 fiscal year, we did fully embrace the reinvention of Park into a Technology Company and ultimately into an Advanced Materials Company. This reinvention involved changing our basic attitudes about our business, ourselves and how we view our business. Obviously, bringing about changes which are so fundamental and basic to who we are as a people and a company required an enormous amount of unwavering commitment and dedication on the part of all of Park's people. Not surprisingly, in many instances, the reinvention process was challenging and difficult. But, difficult or not, the reinvention process was essential and necessary for Park's long-term future! And, difficult or not, I believe that the company direction is now quite clear to all of our people, and I believe that our people fully embrace that direction. The bottom line is that the company culture has fundamentally changed into the culture of a Technology Company and that the company has fundamentally reinvented itself from a printed circuit materials company which focused on printed circuit materials products and markets into an Advanced Materials Company which defines itself on the basis of certain core capabilities rather than any particular product line or market!

UNIFICATION OF THE COMPANY AS AN ADVANCED MATERIALS COMPANY

The process of reinvention of Park Electrochemical into an Advanced Materials Company has now culminated in the unification of Park as an Advanced Materials Company! As explained above, Park now defines itself as an Advanced Materials Company based upon the core capabilities of polymer chemistry formulation and coating technology. Our business is now defined by those core capabilities rather than by any particular product line, application or market. And, as a result of the redefinition of Park as an Advanced Materials Company, any products, and any applications and markets for those products, are now fair game for Park as long as those products are rooted in Park's core capabilities. So, whether we are talking about high-tech digital printed circuit materials for the sophisticated electronic equipment markets, RF/microwave circuit materials for the wireless communications markets or advanced composite materials for the aerospace markets, all of our activities, energies and efforts related to those diverse product lines and markets now find their common ground in our Advanced Materials Company core capabilities. In this sense, Park is now unified as an Advanced Materials Company. We no longer view Park as a company involved in diverse multiple businesses. Our one business is the business of being an Advanced Materials Company! As an Advanced Materials Company, Park is now free to venture into any new product line, and any application and market for that product line, so long as the product line is rooted in our core capabilities. And, even if we add new products or product lines to our product portfolio, and enter into new markets for those new products or product lines, we will still remain one unified Advanced Materials Company.

Consistent with this concept of the unification of Park as an Advanced Materials Company, all of Park's parent company functions are now unified. For example, our sales organization is an Advanced Materials sales organization. As had been the case for many years in the past, we no longer have separate sales organizations for our printed circuit materials product line and our advanced composite materials product line. All of Park's sales people are now Advanced Materials sales people, and therefore, they all sell and support Park's full Advanced Materials product line. In addition, as we recently announced, the company's Research and Development group is now an Advanced Materials Research and Development group! In the past, the company had separate R&D groups for printed circuit materials development and advanced composite materials development. Since the company is now unified through its core capabilities of polymer chemistry formulation and coating technology, it is essential that the company have one and only one R&D group which is unified by those capabilities and which develops different products for different applications and end markets based upon those capabilities. All of Park's parent company functions are now similarly unified as Advanced Materials Company functions, including, quality, engineering, global supplier relations, finance and accounting, human resources and marketing. The leaders of certain of those key functions have written messages describing in greater detail their functions, and how those functions tie into the Advanced Materials Company concept. Those messages follow my letter in this report.

CURRENT PROJECTS FOR FISCAL 2007

The following are some items from our current key project list for our 2007 fiscal year:

China Factory

Our new China factory, which is located in Zhuhai, China (which, for our non-China expert readers, is a short ferry ride from Hong Kong), has been completed and the equipment installation is currently in progress. The plant is expected to be operational in the next few months and we will begin the process of slowly ramping up the plant in the near future. This plant is designed to produce high-technology digital printed circuit materials products for our customers in China.



Park's new Zhuhai, China factory

New Advanced Composites Factory in Singapore

We are currently planning the construction of a new factory in Singapore to produce advanced composite prepreg materials principally for the Asian aerospace markets. At the time of this writing, we are in the process of site and equipment selection for the plant. This factory will be integrated into, and will be run, operated and managed by, our current Asian business unit which is headquartered in Singapore. By constructing this factory, we are not creating a separate business in Singapore! We are simply expanding our Asian Advanced Materials capability and product line to include advanced composite prepreg materials principally for aerospace applications. It is our opinion that the Asian aerospace industry, which is still somewhat in its infancy, will grow very rapidly over the next ten years. As a result, we believe it is strategically important for us to install this capability in Asia now in order to become entrenched in the Asian aerospace market from the ground floor as it grows and develops over the next ten years.

Upgrading Singapore Treating Operation

We are in the process of upgrading our treating operation at our existing Singapore manufacturing facility in order for the facility to be capable of treating and producing our full high-tech digital printed circuit materials product line, including, for instance, our N7000 polyimide family of products. Since we believe that even the high-tech aspect of the global electronics industry will become more and more Asia-centric as time goes on, we believe it is essential for Park to be able to produce its entire high-tech printed circuit materials product line in Asia.

PTFE Lamination in Singapore

Although a final decision has not been made, we are researching the possibility of installing the capability to produce PTFE based copper-clad laminate materials in Singapore for the RF/microwave market in Asia. We believe that the principal future growth opportunity for PTFE based RF/microwave materials will be in Asia, and, as a result, we are investigating manufacturing this product in Asia. (Park currently manufactures PTFE based copper-clad laminate products in France and the United States.)

Installation of Second Faustel Despatch Treater in Singapore

We plan to install a second Faustel Despatch treater in our existing Singapore manufacturing facility. The Faustel Despatch type of treater is the most advanced treater in the company's inventory at this time. We currently have one Faustel Despatch treater installed and operational in Singapore (we have three additional operational Faustel Despatch units in the U.S.), and we intend to install a second one of these highly capable units in Singapore to support the Asian market for high-technology printed circuit materials.

Reinvented R&D

As we recently announced, we have reinvented our company's R&D organization into an Advanced Materials R&D organization. Our R&D organization is now unified as an Advanced Materials organization focused on the technologies of formulating polymer chemistries and of coating those formulations on substrates. Our unified R&D group is based in two locations, namely Tempe, Arizona, where most of the company's R&D has historically been performed, and Singapore. We believe it is important to perform R&D in Asia as well as in the United States, because we believe Asia is the region with the highest growth opportunities for our Advanced Materials technology and products.

We will keep you posted during the current year on our progress on the above items from our fiscal 2007 key project list.

FREEDOM

In the United States of America, people often say, "It's a free country!" This expression is a common expression in the U.S., and there may have been some very real truth to it many years ago. However, in my opinion, this expression now represents little more than a collection of empty words. In the United States, I believe we have willingly given up our freedoms piece by piece to such a degree that we no longer even understand what freedom means! Or, if we do understand what freedom means, we no longer value it. We have given up our freedoms over the years in exchange for a promise that our government will protect us and provide us with a completely safe and risk-free life. As a result, the individual in our society now has almost no responsibility for anything. We have become a society of victims...victims looking for the government to protect us from being victimized. And, as time goes by and we relinquish more and more of our freedoms, we create or invent additional and new classes of victims. These new classes of victims are likewise very willing to give up their freedoms in exchange for government protection. Unfortunately, in my opinion, freedom as a concept and an ideal has been almost completely marginalized and diminished.

The problem is, once we go down the slippery slope of being willing to trade our freedoms for government protection (and we are way, way down that slippery slope in my opinion), almost anything can happen and almost anything can be justified in the name and form of new government regulation designed to protect victims from the sometimes harsh realities of the world.

Why am I discussing the surrender of basic freedoms in this letter? I do so because I believe the recent imposition on U.S. public companies of new regulations and laws such as the Sarbanes-Oxley Act represents one of the latest developments in the ongoing saga of the surrender of freedoms in exchange for government protection. It would be impossible for me to quantify the additional cost and the additional distraction which has been imposed on our company as a result of the new regulatory climate in which we are required to operate, but I can tell you that the additional cost and the additional distraction is very significant and very alarming. In my opinion, our government has become extremely intrusive into our business, and has made the process of responsibly running a public company extremely difficult. The freedoms we enjoyed in the past are now, in many, many instances, only distant memories! You will not hear me saying "It's a free country" anymore.

Of course, one can debate the costs and supposed benefits of the Sarbanes-Oxley laws and the new regulatory environment in which public companies are now required to operate and function. However, whatever their costs and benefits, through the adoption of these new laws and regulations, we have willingly forsaken yet another big chunk of our freedom without even thinking twice about it. And, that is what I find to be so very disturbing! If there exists any debate at all regarding these new laws and regulations, it almost always relates to their relative costs and benefits. I have never once heard these new laws questioned from the perspective of representing yet another surrender and abdication of yet another piece of the fundamental freedoms which years ago were so highly valued and treasured in our country.

I may be completely alone in my feelings and beliefs about these matters, but I nevertheless thought you should know how I feel.

THANK YOU

Thank you, our shareholders, for your interest and support. As I remind you often, I believe it is my job to communicate with you, our shareholders, honestly and candidly. I believe it is my job to tell you what I think and tell you the truth as I know it. It is up to you, our shareholders, to judge whether we succeed or fail. You may or may not be pleased with our performance now or in the future, but, in either case, I would like to assure you that the people of Park Electrochemical Corp. are dedicated and committed to doing their best for you, our shareholders, each and every day.

Thank you again. I enjoy working with you.

Sincerely,

Brian E. Shore, *President and Chief Executive Officer*

Global Manufacturing Capability

Park's global manufacturing capabilities place the Company's resources close to its customers and enable the Company to be very responsive to its customers and solve their problems quickly.

Newburgh, NY
Fullerton, CA
Waterbury, CT
Mirebeau, FR
Tempe, AZ
Melville, NY
(Parent Company Offices)
Singapore
Zhuhai, PRC
Lannemezan, FR

Global Supplier Relations

Marty Kendrick

Since Park is now unified into one Advanced Materials Company, we are able to more effectively utilize and work with our suppliers in order to achieve our objectives and to enhance our business globally.

We are embracing the resources of our supply base to sharpen and further develop our core capabilities in polymer chemistry formulation and coating technology. Of course, successful partnering with our suppliers requires us to maintain a high level of trust, mutual respect and open and efficient communication with our suppliers' organizations.

At Park, we certainly recognize the value of working closely with our critical suppliers and of tapping into their organizations. We believe that our critical suppliers are an integral part of our future, and we believe that strong and open relationships with our critical suppliers are essential for Park to enhance and grow its Advanced Materials business.

Marty Kendrick
Vice President of Global Supplier Relations





Research and Development

Howard Elliott

The history of Mankind has been markedly influenced by our interaction with both natural and man-made materials. In fact, entire periods of human history have been identified with the materials technology of the day. The Stone Age, The Bronze Age, The Iron Age...are all associated with an important material of their time. In more recent history, the discovery and development of new materials has enabled human beings to walk on the moon, build remarkable machines, and perform life saving medical procedures. And so, it is exciting for those of us at Park Electrochemical to be part of an Advanced Materials Company involved in designing and developing the next generation of composite materials!

Our composite materials are an enabling technology in many fields, including digital and RF electronics, aerospace, military, medical applications, and transportation. When a thermosetting polymer resin matrix is combined with reinforcing fibers, the result is a composite material with synergistic properties not possessed by the individual components. Composites can be designed to achieve incredible strength to weight ratios, and can be engineered with a very wide range of mechanical, thermal and electrical properties. These strong and versatile materials, with their customized properties, can be formed into products ranging from circuit boards to helicopter rotor blades to just about any structural shape imaginable.

At Park Electrochemical, our highly skilled polymer chemists, material scientists, engineers and material characterization specialists are committed to developing advanced composites that meet the stringent demands of our customers. Whether the need is a material for an RF circuit board or for a jet aircraft wing, our global R&D team has the right strengths to develop the needed product. Many abilities are required in this endeavor, but three are fundamental to the development and ultimate manufacture of high-performance dielectric and structural composites:

1. formulation of custom polymer resins;
2. resin coating technology (pre-impregnation) for various reinforcing fibers (glass, carbon, aramid, etc.); and
3. material and process characterization (component and composite level).

As a Technology Company, we believe that resin formulations (polymers) must be approached scientifically and understood at the molecular level. We do not believe in "cook-book" chemistry or "magic potions". So, using good science and measurement feedback, we design-in the desired properties, while keeping in mind the interactions between reinforcement and the user's manufacturing process.

Coating the formulated resin onto reinforcing materials, such as fiberglass or carbon fiber, is a science of its own. Each resin has its own characteristic chemorheological (viscosity and cure) behavior that must be controlled and exploited during the manufacturing process. Our team of development engineers works closely with our polymer chemists to ensure that resin can be applied to the reinforcement precisely and consistently, creating superior, high performance composite materials. We also work directly with our customers to ensure that the products we develop work well in their manufacturing processes.

When resins are formulated and composites are produced, physical properties must be fully characterized and understood. To do so, our analytical laboratory is capable of measuring a wide range of mechanical, thermal, electrical and other intrinsic material properties. In addition to typical industry standard properties, we have developed internal test methods that allow us to characterize materials under specific field conditions. For example, we can determine whether dielectric composites can resist cathodic-anodic filament (CAF) growth under high humidity conditions. The oft quoted Lord Kelvin said it best in the 19th century..."To measure is to know."

We are eager to take on the challenges involved in developing Advanced Composite Materials, whether for electronics, aerospace, or other industrial applications. Our drive to become a true Technology Company, along with our strengths, skills and commitment to R&D, will allow us to improve upon our past record of materials innovation.

Will our time period make it into the history books as "The Composites Age?" We cannot say, but we can state that we are unequivocally committed to developing composite materials that enable our customers to achieve their goals and dreams. And we are sure that somewhere, an explorer, a designer or a physician is waiting for an enabling material technology, so their next idea can become reality...and part of history. Through focused and effective R&D, we intend to do our part in helping those ideas take form!

Howard Elliott
Vice President of Research and Development



Global Sales

Tony DiGaudio

Fiscal year 2006 was one in which our Company's Sales organization experienced dramatic change.

Many companies claim that they welcome change or that they embrace change, but when change becomes imminent and tough decisions must be made, many of these same companies proceed to avoid any meaningful change at all costs. While it may be human nature to avoid change, in many instances such avoidance is likely not in the best interest of the company and its employees.

In fiscal year 2006, our Sales organization *initiated* fundamental organizational changes and took the next critical steps in reinventing ourselves to be members of a Technology Company. I am pleased with how our Sales organization has met the Technology challenge so far, though we have much, much more to accomplish in fiscal year 2007.

Our first goal was to recognize that the Company does not simply sell "laminates" or "prepregs" or even "composites". These are generic Product descriptions and we are not a generic Company. We provide "Advanced Materials" and, just as importantly, we provide the high levels of quality, service, support, and Technology that our customers rightly expect from a supplier of Advanced Materials. As a result, each of us in the Sales organization now supports Advanced Materials regardless of end customer, application, or manufacturing facility. It is a simple concept, but it takes acceptance of change. To meet the responsibilities of our expanded role in selling and servicing all of our Advanced Materials, our Sales organization is participating in both formal and on the job training and has demonstrated commitment and desire for success.

Our second goal for fiscal year 2006 was to restructure and unify the Sales organization in order to facilitate global sales of Advanced Materials. As fiscal year 2006 ends, we are a single Sales team, and with a bit more work, we will be a single Sales team with a cohesive mission.

As if that were not enough, we did have a third goal for 2006: to reinvent ourselves without diminishing our presence with our customers and without diminishing our Sales efforts.

For the upcoming year we will continue our efforts to unify the Sales team, to bolster our presence in existing markets, and to meet the challenges of the growing aerospace markets for advanced composites and the dynamic markets in the Asia Pacific region. Our Sales organization may be the first point of contact between the Company and our customers, but it is important never to forget that we are a provider of Advanced Materials, and so we are also a provider of quality, service, support, and Technology which requires the efforts of each and every one of us in the Company.

Tony DiGaudio
Vice President of Sales


Sales per Employee from
Continuing Operations
(In Thousands)
$250
200
150
100
50
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06


Worldwide High Performance Sales
from Continuing Operations
(Percentage of Worldwide Printed Circuit Material Sales)
50%
40
30
20
10
0
FY02 FY03 FY04 FY05 FY06



Corporate Engineering

Lou Stans

The charter of Corporate Engineering is the support of the Company's Advanced Materials initiatives through identification, specification, design, acquisition and/or construction of facilities and equipment. These functions result in the creation of a worldwide infrastructure capable of promoting the Company's mission as a leading supplier of Advanced Materials to a growing variety of end markets.

The past year has been a diverse and challenging period for the Engineering group. Tasks range from *below* the ground up construction of an electronic substrate lamination facility in China to basic technical assistance in the selection of mechanical test fixtures for advanced structural composites. Major projects in addition to the factory in China were the construction of an above ground tank farm for bulk storage of resins and solvents at the Company's printed circuit materials manufacturing facility in California and transfer and installation of a fabric impregnation treater to the Nelcote facility located in Waterbury, Connecticut. Corporate Engineering's role in these projects varies from in depth, direct involvement to a support and advisory function. In most if not all cases, a significant contribution is made by the local Business Unit's facilities and engineering groups. Frequently, detailed expertise necessary to adequately define facilities and equipment requirements resides at the local level. Without such interaction and cooperation success in these varied endeavors would not be possible.

Part and parcel with conducting these projects is ensuring that our approach is based upon sound technical judgment. If one doesn't understand the concept behind a solution maybe it isn't one. Blind acceptance of an "expert's" opinion is abdication, and in the face of fierce global competition that is just not an option. From understanding the basics of air conditioning and dehumidification systems to meaningful contributions to decisions regarding how we measure curing kinetics of our proprietary resin systems, reliance on a scientific approach is essential. To that end, we strive to continue the increasing interaction between the Business Units. Reviewing "lessons learned" and applying solutions worked out at one site to similar issues at another Business Unit provide a synergy often overlooked in large organizations.

More recently, the Engineering group has teamed with other members of the Company to implement a major capability upgrade to our operation in Singapore. Building on the philosophy used for the new China facility, which was designed to accommodate all of the Company's thermosetting resins, this initiative comprehends the Company's entire product line of Advanced Materials from structural composites through high performance electronic substrates and PTFE products.

On the existing Singapore campus, specific capability enhancements will include upgrades to treating, lamination (including PTFE) and business growth infrastructure, such as product development laboratories. Of particular interest and significance, however, will be the acquisition of a new and totally separate building to house the advanced structural composite materials operation. We are currently involved in the process of site and equipment selection for this new plant in Singapore. The upcoming year should be an exciting one.

Lou Stans
Vice President of Engineering and Quality

Advanced Composites Initiative

Steve Garrette

Why Aerospace Composite Materials?

Some of you may be wondering why Park is focusing on the market for aerospace advanced composite materials. Over the past year, we have visited many aerospace composite materials customer locations all over the world. The aerospace composite market sector is growing and we have concluded that our strengths match well with the market demands. Park has very deep and extensive experience and expertise in the key capabilities necessary for success in the advanced composite materials business for aerospace applications, namely resin formulating, fabric coating or treating, and material process characterization and controls. The business disciplines of responsiveness, customer focus, quality, effective global supply chain management and reliability are also important to achieving success as a supplier to the aerospace market. By building on our strengths in these areas, we feel that we can achieve very meaningful growth in this market.

Composite materials offer several advantages to aircraft builders. First, composite parts are generally much lighter than metal parts. The strength to weight ratio of a composite material is typically much higher than that of metal. Lighter aircraft structures result in fuel savings over the life of the aircraft. Composites are also typically more resistant to corrosion and fatigue failure when compared with metals. Designers can select a material which is specifically produced to match the performance needs of the application. All and all, a composite part is generally lighter, stronger, and longer lasting than a metal part.

Unification of Resources

At Park, we have unified our support functions for our entire business. Sales, Marketing, Research and Development, Engineering, and Global Supply Chain Management are all incorporating resources to serve all of the Company's product lines, including advanced composite materials for the aerospace market. Integrating the functional groups facilitates the commingling of ideas to better serve the markets we have chosen to do business in. We have begun to see the benefits in several areas where the experience and lessons learned from one product line and end-market can benefit another. As stated above, Park has very deep and extensive experience in formulating and coating. Our experience managing global raw material supplies, such as resins and fabrics used to produce composite materials, is also important to aerospace customers. Park's global supply chain management efforts are currently very involved with the sourcing for carbon fiber, a key raw material that is currently in limited supply.

Focus on Asia

Park is in the process of establishing a facility in Asia specifically for the manufacturing of aerospace advanced composite materials (prepregs). Prepreg is an industry term used to describe a material formed when a reinforcement such as fabric or fiber has been impregnated or coated with a resin polymer matrix. Currently, we are in the final stages of selecting a site in Asia. We believe that Park's experience not only doing business in Asia but actually manufacturing in Asia will aid us in establishing operations in this region.

What about the Western Markets?

The Company is also working on aerospace composite material opportunities in both North America and Europe. The Company realizes that most major aircraft programs currently originate in those regions, and as a result, we work with the aircraft OEMs in those regions on their programs. We believe that having global manufacturing capability will be viewed as a benefit to aircraft companies which plan to build parts outside of those regions.

Summary

We believe that the aerospace composite materials market offers long-term opportunities for growth that match well with our core capabilities. Our focus on the aerospace materials market is founded on the premise that technology is fundamental to the success of our business. We believe that by applying the knowledge and experience that we have in formulating, coating and managing a high-tech global manufacturing business, we will achieve sustainable, long-term growth for the Company.

Steve Garrette
Executive Director of Global Business Development,
Advanced Composites



Nelco Asia Pacific

L to R: Timothy Lim, Simon Tan, Patrick Wong, SM Wong, Freddy Lee, Mabel Pang, TH Quek and Howard Elliott

Fiscal year 2006 proved to be a challenging yet rewarding time for Nelco Products Pte. Ltd. A new Managing Director made the transition to Singapore, as we said good-bye to Gary Watson and wished him all the best in his retirement from Park Electrochemical Corp. We were confronted with higher raw material and energy costs, but we were happy to see increased demand for our high performance materials during the year.

We can look back on several accomplishments during the 2006 fiscal year: 1) after much effort and persistence, our facility in Zhuhai, China was nearly completed and will be ready for operation in the near future; 2) at the end of fiscal year 2006, we announced the commercialization of N4000-29, a new lead-free compatible product with outstanding thermal performance; 3) we set up systems that will allow us to achieve faster quick-turn-around ("QTA") deliveries for our customers; and 4) we continued to embrace the Technology Company concept and began the transformation of our business into an Advanced Materials company.

Looking forward, we laid the plans for several key initiatives in Singapore, which we plan to carry out during fiscal year 2007. These include: 1) equipment and process upgrades to enable production of high performance materials, such as polyimide, bismaleimide triazine, and cyanate ester; 2) the possible installation of PTFE manufacturing; 3) construction of a new advanced materials facility to produce carbon fiber reinforced composites for the aerospace industry; and 4) enhanced R&D capabilities. These projects will strengthen our ability to serve the market in Asia for years to come. We look forward to fiscal year 2007, and to continued technology growth in the Asia Pacific region.

Howard Elliott, *Managing Director*
Nelco Products Pte. Ltd.
Nelco Technology (Zhuhai FTZ) Ltd.



Neltec, Inc.

Top, L to R: Dan Smith, Barry Weller, George Pinzon, Chris Havell and Joan Couet
Bottom, L to R: Blanca Gargus, Don Pucci, Mark Esquivel, Pat Crowley and Kim Rand

Based on a number of factors, the 2006 fiscal year was a good year for Neltec, Inc. Orders were better in the last half of the year and appear to be continuing at a good rate. Our customer base is very busy, and many of the customers are planning on a continued strong level of business going forward. The goal of the Neltec operation is to continue to support our customers with quick turn, high quality products. All customers are working to reduce the time from receipt of order to delivery of the printed circuit boards and that need requires Neltec to deliver materials with a high degree of responsiveness and reduced lead times. Neltec has also made significant strides in waste reduction in the 2006 fiscal year and will strive to continue to improve scrap and total waste in the current fiscal year.

The 2006 fiscal year was a very good year regarding the thought process required to become a true "Technology Company". Being driven by data and by using a "Scientific Approach" to make decisions and changes that are required to improve the business are concepts which are beginning to take hold. We can see the change in how the managers and supervisors conduct their daily business. There is a lot of work to do to involve all employees of Neltec, Inc. in moving away from the "Status Quo" and being involved in the necessary changes to make the Company better at all that we do. The process is sometimes difficult, but we know that the alternative is to stay where we are and let the rest of the world pass us by. Neltec will not allow that to happen, and we will continue to analyze and find ways to improve every process in the Company.

Neltec is prepared to support R&D with development and optimization of new materials in the 2007 fiscal year. New materials continue to be important to the future of Neltec and important to the continued strong position that Park has established in the Advanced Materials business. We are looking forward to a good and exciting year of continuing change in our 2007 fiscal year.

Pat Crowley, *President*
Neltec, Inc.



Neltec SA

L to R: Eric Marlat, Florence Crevenat, Bob Nichols, Jean-François Le Rouzic, Jean-Luc Soueix and Ase Dupont

The Technology Company concept is the basis of the management culture at Neltec SA. We look daily for ways to reinvent our method of working and fight the status quo when it threatens our progress. Our aim is to be constantly searching for ways to make our customers more successful and by so doing guarantee our success. This focus is appreciated by our customers, and we are rewarded by their confidence and this in turn enables us to give our best.

We have worked hard to develop our technology and business and are pleased that Neltec SA is now contributing fully to the success of Park Electrochemical Corp. The results of the year were in excess of our business plan and a significant improvement over prior years.

We provide advanced technology material solutions for RF and microwave applications that are used primarily in the wireless communications industry. The demand for the materials solutions we provide is increasing with the roll-out of new networks and new network architectures and the burgeoning demand for wireless communication in the developing world. The current activity is concentrated on the 3G network and the WiMax network installation, which are planned to start in 2006.

During the current year, we will continue to grow our business by embracing the challenges of meeting demands for systems that are designed in Europe and manufactured in Asia.

As you can see, it will be a challenge but this is the way we like to work!

Jean-François Le Rouzic, *General Manager*
Neltec SA



Nelcote, Inc.

L to R: Steve Peake, John Korzinski, Fran Laccone, Skip Jacques, Virgil Cook and Antonios Tontisakis

It has been an exciting year for Advanced Composites at Nelcote. We began the year with strong demand for our products. Continuing increases in energy prices have accelerated the use of advanced composites where reduced weight translates into increased fuel efficiency. We see this trend continuing into the current year, and we have begun a series of changes to benefit from growth in this market. Most critical is a process begun last year to reinvent our company into a Technology Company focused on Advanced Materials. For Nelcote, this has meant changes to our physical plant, to our staffing and to our company culture.

The sales responsibilities for Nelcote's products are now handled by Park's sales force, which handles the sales of all of Park's products. We are using the engineering resources within Park to enhance Nelcote's capabilities.

We are in the midst of capital projects at the Waterbury facility designed to upgrade our manufacturing capabilities. We have invested in the physical plant in Waterbury, bringing a new treater on line this year. This equipment has increased our capacity and enhanced the quality of our products and the productivity of our operation.

We have an emerging new team in place which is constantly striving to increase quality, efficiency and customer satisfaction. We look forward to this year as an opportunity to grow our Nelcote business, and to continue to upgrade and enhance our capabilities and effectiveness.

Steve Peake, *President*
Nelcote, Inc.



Neltec Europe SAS

Top, L to R: Christian Mauviere, George Wheadon, Frederic Pain, Eliane Serrier and Florent Gobled
Bottom, L to R: David Deplanche, Manuel Gonzalez, Ron Brett and Michel Sturm

Fiscal 2006 was a year of two halves for Neltec Europe. In the first half, the long and complex procedures mandatory in France were successfully negotiated to permit a 25% reduction in staffing of the Mirebeau factory. This reduced costs and brought production capacity into line with the available market size. Management was strengthened, and employees were refocused on our Technology Company concept. Traditional methods and procedures have been challenged at all levels in the organisation, with changes in approach implemented in matters as diverse as preventive maintenance to our response to customer enquires.

The business, based traditionally on FR-4 products which have now become commoditised, has been effectively refocused on Park's high performance printed circuit materials products. Production facilities were upgraded to permit local production of polyimide as from April 2006. This has facilitated significant increases in polyimide sales. In total, high performance products now represent 40% of Neltec Europe's total sales. This development, coupled with increasing customer confidence and significant productivity gains, improved the business by mid-year, resulting in a small positive contribution to Park's consolidated financial results in the second half of the fiscal year. The reorganised team in France has gelled well together after a tough year and we are well placed to move forward.

Ron Brett, *President*
Neltec Europe SAS



lco

Nelco New York

L to R: Tom Warren, Karl Brenner, John Jongebloed, Al D'Auria and Mike Lamb

Transition to a Technology Company: Our goal for the 2006 fiscal year was "to develop the behavior of a Technology Company so that it becomes inherent within our culture." We have made great strides in accomplishing that goal at Nelco New York. Our ability to deal with our business more scientifically and to step outside of our comfort zone is much improved from a year ago. Rather than jump to conclusions or let our emotions get in the way of making business decisions, we instead let the data, the facts, the truth guide our decision making process. We have been able to find examples that clarify the Technology Company concept which has helped us to better understand it and utilize it more and more.

Quality and Consistency: Utilizing the concepts of a Technology Company has allowed us to improve the quality and consistency of our product. Through careful scrutiny of the data and controlling critical parameters within the manufacturing process, we were able to tighten our specifications and improve the quality and consistency of our product.

QTAs: Our ability to manufacture and ship product in less than 24 hours is a critical element of our business as well as our customers' success. During the fiscal year, we have become even more flexible and have increased the amount of our QTA capability. This capability on top of our quality and consistency has allowed us to enjoy a steady stream of customer requirements.

In summary, for the 2006 fiscal year, the Nelco New York team has been able to contribute to Park's success in the greatest way since our restructuring. We take pride in the product we build for our customers and for our other business units and feel that we have helped them succeed as we have helped ourselves succeed. We have grasped the concept of becoming a Technology Company and look forward to taking the concept further in the 2007 fiscal year.

John Jongebloed, *President*
New England Laminates Co., Inc.



Nelco California

Top, L to R: Mark Jones, Jim Hartzell, Mike Ratcliff, Todd Shuder, Roger Francis
Bottom, L to R: Mick Walker, Candido Gonzalez, Laurel Littlefield, Marty Kendrick, Melanie Kelly and Timothy Slipp

Fiscal year 2006 was a year of transformation for Nelco California. We embraced the Technology Company concept and applied it to our operation in ways that supported our business philosophy of maximizing profits by reducing waste. The Technology Company concept directed us to discover new ways to operate our business by questioning established and comfortable methods. Although we are at the early stages of this journey, our transition has yielded some impressive successes. We have methodically targeted the application of scientific techniques in the areas of our facility that needed improvement. We also identified opportunities where we did not realize that significant gains could be accomplished.

The practical business application of the Technology Company concept will be ongoing in fiscal year 2007 throughout all levels of our facility and business, as we continue to change our individual and collective mindsets.

Marty Kendrick, *President*
Nelco Products, Inc.

General:

Park is a global advanced materials company which develops, manufactures and markets high technology digital and RF/microwave printed circuit materials and advanced composite materials principally for the telecommunications and internet infrastructure, high-end computing and aerospace markets. The Company's manufacturing facilities are located in Singapore, China, France, Connecticut, New York, Arizona and California. The Company's products are marketed and sold under the Nelco®, Nelcote™ (formerly FiberCote™) and Neltec® names.

The global electronics manufacturing industry, which had become extremely and unsustainably overheated in the 1990s and into calendar year 2000, collapsed in calendar year 2001, and has not recovered since that collapse. The Company believes that that industry has become a mature industry, and the Company does not expect significant non-cyclical, sustainable growth from that industry in the future.

The Company's net sales increased in the fiscal year ended February 26, 2006 compared with the fiscal year ended February 27, 2005 as a result of increases in sales of the Company's printed circuit materials in North America, Asia and Europe and increases in sales of the Company's advanced composite materials, and the Company achieved higher operating profits and higher net earnings in the 2006 fiscal year compared with the 2005 fiscal year.

The Company's net earnings for the fiscal year ended February 26, 2006 were increased by a tax benefit of $1.5 million recognized by the Company in the 2006 fiscal year third quarter relating to the reversal of valuation allowances against deferred tax assets recorded in the United States in prior periods and were reduced by a tax charge of $3.1 million recorded in the fourth quarter in connection with the repatriation of approximately $70 million of accumulated earnings and profits of the Company's Nelco Products Pte. Ltd. subsidiary in Singapore, a pre-tax asset impairment charge of $2.3 million recorded in the fourth quarter for the write-off of construction costs related to the installation of a treater at the Company's Neltec Europe SAS facility in Mirebeau, France and a pre-tax employment termination benefits charge of $0.9 million related to a workforce reduction at the Company's Neltec Europe SAS facility recorded in the 2006 fiscal year first quarter ended May 29, 2005. The Company's net earnings for the fiscal year ended February 27, 2005 were increased by a $4.7 million gain related to insurance proceeds from the November 2002 accident at the Company's Singapore facility and reduced by an employment termination benefits charge of $0.6 million related to workforce reductions at the Company's North American and European volume printed circuit materials operations recorded in the third quarter ended November 28, 2004.

The improvement in the Company's operating performance during the 2006 fiscal year was attributable principally to increases in sales of the Company's printed circuit materials products and cost reductions resulting primarily from the workforce reductions at the Company's North American and European printed circuit materials operations in the 2005 fiscal year and the workforce reduction at the Company's Neltec Europe SAS facility in France during the 2006 fiscal year.

Although the condition of the global markets for the Company's printed circuit materials products improved somewhat in the second half of the 2004 fiscal year and the first half of the 2005 fiscal year, those markets weakened in the second half of the 2005 fiscal year and continued to be mixed in the first and second quarters of the 2006 fiscal year but improved somewhat in the third and fourth quarters of the 2006 fiscal year. Consequently, sales of the Company's printed circuit materials increased in the 2006 fiscal year third and fourth quarters and in the full year compared to the comparable periods in the 2005 fiscal year and the full 2005 fiscal year. The aerospace markets for the Company's advanced composite materials were healthy during the 2006 fiscal year, and, as a result, sales of the Company's advanced composite materials increased in the 2006 fiscal year compared to the prior fiscal year.

Despite mixed conditions in almost all markets for sophisticated printed circuit materials, the Company's operating profits in the 2006 fiscal year were greater than its operating profits in the 2005 fiscal year principally as a result of higher total sales, higher percentages of sales of higher margin, high performance printed circuit materials products and the Company's reductions of its costs and expenses.

The global markets for the Company's printed circuit materials continue to be very difficult to forecast, and it is not clear to the Company what the condition of the global markets for the Company's printed circuit materials will be in the 2007 fiscal year. The aerospace markets for the Company's advanced composite materials continued to be healthy during the 2006 fiscal year fourth quarter, and the Company believes that such markets will continue to be healthy during the 2007 fiscal year first and second quarters.

In the first quarter of the 2007 fiscal year, the Company completed the construction of a new manufacturing facility in the Zhahai Free Trade Zone in Guangdong Province in southern China to support the growing demand for advanced printed circuit materials in China, and the Company is in the process of installing equipment for the facility. In addition, during the 2005 fiscal year, the Company installed one of its latest generation, high-technology treaters in its newly expanded facility in Singapore; and during the 2006 fiscal year second quarter, the Company completed the installation of an additional large treater at its Nelcote (formerly FiberCote) advanced composite materials facility in Waterbury, Connecticut, which has significantly increased the treating capacity of that facility.

While the Company continued to expand and invest in its business during the 2006 fiscal year, it made additional adjustments to certain of its operations, which resulted in workforce reductions. In the 2006 fiscal year first and second quarters, the Company reduced the size of the workforce at its Neltec Europe SAS subsidiary in Mirebeau, France, as a result of further deterioration of the European market for high-technology printed circuit materials, and it recorded an employment termination benefits charge of $1.1 million during the 2006 fiscal year first quarter ended May 29, 2005, $0.2 million of which was reversed in the 2006 fiscal year fourth quarter. In addition, during the 2005 fiscal year, the Company reduced the sizes of the workforces at its North American and European printed circuit materials operations, as a result of which the Company recorded pre-tax charges of $0.6 million in the 2005 fiscal year third quarter.

In the 2005 fiscal year third quarter, the Company also settled an insurance claim for property and business interruption losses sustained by the Company in Singapore as a result of an explosion in one of the four treaters located at its Nelco manufacturing facility in Singapore and recorded a pre-tax gain of $4.7 million as a result of the settlement.

During the 2004 fiscal year, the Company opened a facility at its advanced products business unit in Arizona that had been completed in its 2002 fiscal year and that is now being well utilized, and completed the construction of its facility expansion in Singapore.

During the first half of the 2004 fiscal year, the Company realigned its North American volume printed circuit materials operations located in New York and California. As part of the realignment, the New York operation was scaled down to a smaller, focused operation and the California operation was scaled up to a larger volume operation, and there were workforce reductions at the Company's New York facility and workforce increases at the Company's California facility, with the end result being a net reduction in the Company's workforce in North America. A portion of the New York facility was moth-balled. The realignment was designed to help the Company achieve improved operating and cost efficiencies in its North American volume printed circuit materials operations and to help the Company best service all of its North American customers.

As a result of the Company's realignment of its North American volume printed circuit materials operations and related workforce reductions, the Company recorded pre-tax charges totaling $1.9 million and $6.5 million in the Company's 2004 fiscal year first quarter and second quarter, respectively. The Company also recorded a pre-tax gain of $0.4 million in the 2004 fiscal year third quarter resulting from the sale of real estate previously used by its Nelco UK subsidiary, which had ceased operations after its closure in the 2003 fiscal year third quarter. See Note 10 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the realignment and closure.

In February 2004, the Company discontinued its financial support of Dielektra GmbH, the Company's wholly owned subsidiary located in Cologne, Germany ("Dielektra"), which supplied electronic materials to European circuit board manufacturers. The Company discontinued its support of Dielektra because the market in Europe had eroded to the point where the Company believed it would not be possible, at any time in the foreseeable future, for the Dielektra business to be viable. Dielektra had required substantial financial support from the Company. The discontinuation of the Company's financial support resulted in the filing of an insolvency petition by Dielektra. The Company continues to service the higher technology European digital and RF circuit board markets through its Neltec Europe SAS facility located in Mirebeau, France, and its Neltec SA facility located in Lannemezan, France.

In accordance with generally accepted accounting principles, the Company treated Dielektra as a discontinued operation. Accordingly, the Company reclassified Dielektra's operating losses and charges and recorded a net loss from discontinued operations of $33.8 million in the 2004 fiscal year, comprised of $5.6 million of operating losses incurred by Dielektra, $6.2 million related to the closure of Dielektra's mass lamination operation and related workforce reductions in the 2004 fiscal year first quarter and $22.0 million for the write-off of assets of Dielektra and other costs, and the Company recorded a net loss from discontinued operations in the 2003 fiscal year of $6.9 million, comprised of $5.7 million of operating losses incurred by Dielektra and $1.2 million for after-tax fixed asset impairment charges. The Company's sales for the 2005 fiscal year did not include any sales by Dielektra, and Dielektra had no impact on the Company's results of operations during the 2005 fiscal year. Furthermore, the Company's sales from its continuing operations did not include sales by Dielektra of $14.4 million for the 2004 fiscal year and $21.2 million for the 2003 fiscal year. See Note 9 of the Notes to Consolidated Financial Statements this Report for additional information regarding the discontinued operations.

During the Company's 1998 fiscal year and for several years prior thereto, more than 10% of the Company's total worldwide sales were to Delco, and the Company's wholly owned subsidiary, NTI located in Tempe, Arizona, had been Delco's principal supplier of semi-finished multilayer printed circuit board materials, commonly known as mass lamination, which were used by Delco to produce finished multilayer printed circuit boards. However, in March 1998, the Company was informed by Delco that Delco planned to close its printed circuit board fabrication plant and exit the printed circuit board manufacturing business. As a result, the Company's sales to Delco declined during the three-month period ended May 31, 1998, were negligible during the remainder of the 1999 fiscal year and have been nil since that time.

In May 1998, the Company and NTI filed a complaint against Delco and the Delphi Automotive Systems unit of General Motors Corp. in the United States District Court for the District of Arizona. The complaint alleged, among other things, that Delco breached its contract to purchase semi-finished multilayer printed circuit boards from NTI and that Delphi interfered with NTI's contract with Delco, that Delco breached the covenant of good faith and fair dealing implied in the contract, that Delco engaged in negligent misrepresentation and that Delco fraudulently induced NTI to enter into the contract. In November 2000, a jury awarded damages to NTI in the amount of $32.3 million, and in December 2000 the judge in the United States District Court for the District of Arizona entered judgment for NTI on its claim of breach of the implied covenant of good faith and fair dealing with damages in the amount of $32.3 million. Both parties appealed the decision to the United States Court of Appeals for the Ninth Circuit in San Francisco; and in May 2003, a panel of three judges in the Court of Appeals for the Ninth Circuit rendered a unanimous decision affirming the jury verdict. In June 2003, the United States District Court for the District of Arizona entered final judgment in favor of NTI; and, on July 1, 2003, NTI received a net amount of $33.1 million in payment of such judgment. The Company recorded a pre-tax gain of $33.1 million in the 2004 fiscal year second quarter related to such payment. See Note 16 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the gain on the lawsuit against Delco.

The Company is not engaged in any related party transactions involving relationships or transactions with persons or entities that derive benefits from their non-independent relationship with the Company or the Company's related parties, or in any transactions with parties with whom the Company or its related parties have a relationship that enables the parties to negotiate terms of material transactions that may or would not be available from other, more clearly independent parties on an arm's-length basis, or in any trading activities involving non-exchange traded commodity or other contracts that are accounted for at fair value or otherwise or in any energy trading or risk management activities, other than certain limited foreign currency contracts intended to hedge the Company's contractual commitments to pay certain obligations or to realize certain receipts in foreign currencies and certain limited energy purchase contracts intended to protect the Company from increased utilities costs.

The Company believes that an evaluation of its ongoing operations would be difficult if the disclosure of its financial results were limited to generally accepted accounting principles ("GAAP") financial measures, which include special items, such as the tax benefit relating to the reversal of valuation allowances and the earnings repatriation tax charge, asset impairment charge and employment termination benefits charge in the 2006 fiscal year. Accordingly, in addition to disclosing its financial results determined in accordance with GAAP, the Company discloses non-GAAP operating results that exclude certain items in order to assist its shareholders and other readers in assessing the Company's operating performance, since the Company's ongoing, normal business operations do not include such special items. Such non-GAAP financial measures are provided to supplement the results provided in accordance with GAAP.

Fiscal Year 2006 Compared with Fiscal Year 2005:
The Company's sales of both its printed circuit materials and its advanced composite materials increased in the fiscal year ended February 26, 2006 compared to the fiscal year ended February 27, 2005, following increases in such sales in the 2005 fiscal year compared to the 2004 fiscal year.

The increased sales in the 2006 fiscal year and a further improvement in the Company's gross profit margin in the 2006 fiscal year, following a substantial improvement in the 2005 fiscal year compared to the 2004 fiscal year, enabled the Company's continuing operations to generate a larger gross profit than in the prior fiscal year.

The Company's gross profit in the 2006 fiscal year was substantially higher than the gross profit in the prior fiscal year as a result of increased sales, the Company's reductions of its costs and expenses and higher percentages of sales by the Company of its higher margin, high technology printed circuit materials and advanced composite materials. These improvements in gross profits occurred despite the operating inefficiencies resulting from operating certain facilities at levels below their designed manufacturing capacities and the competitive pressures that existed in the 2005 fiscal year and persisted in the 2006 year.

The Company's financial results of operations were adversely affected by the pre-tax asset impairment charge of $2.3 million that the Company recorded in the 2006 fiscal year fourth quarter for the write-off of construction costs related to the installation of a treater at the Company's Neltec Europe SAS facility in Mirebeau, France in a prior year, the tax charge of $3.1 million that the Company recorded in the 2006 fiscal year fourth quarter in connection with the repatriation of approximately $70 million of accumulated earnings and profits of its Nelco subsidiary in Singapore and the pre-tax charge of $1.1 million that the Company recorded in the 2006 fiscal year first quarter for employment termination benefits resulting from a workforce reduction at its Neltec Europe SAS printed circuit materials facility in Mirebeau, France, which were only partially offset by the reversal in the 2006 fiscal year fourth quarter of $0.2 million of the previous charge for employment termination benefits at Neltec Europe SAS and by the tax benefit of $1.5 million that the Company recognized in the 2006 fiscal year third quarter related to the reversal of valuation allowances against deferred tax assets previously recorded in the United States.

Sales of the Company's advanced composite materials increased during the 2006 fiscal year primarily as a result of the strength of the aerospace markets for advance composite materials. Sales of advanced composite materials were 8% of the Company's total net sales worldwide in the 2006 and 2005 fiscal years.

Results of Operations
Net sales from continuing operations for the fiscal year ended February 26, 2006 increased 5% to $222.3 million from $211.2 million for the fiscal year ended February 27, 2005. The increase in net sales from continuing operations was the result of increased sales by the Company's operations in all regions and increased sales of the Company's high technology printed circuit materials and advanced composite materials.

The Company's foreign operations accounted for $97.9 million of sales, or 44% of the Company's total net sales worldwide from continuing operations, during the 2006 fiscal year, compared with $94.1 million of sales, or 45% of total net sales worldwide from continuing operations, during the 2005 fiscal year and 45% and 40%, respectively, of total net sales worldwide from continuing operations during the 2004 and 2003 fiscal years. Sales by the Company's foreign operations during the 2006 fiscal year increased 4% from the 2005 fiscal year primarily as a result of increases in sales by the Company's operations in Singapore.

For the fiscal year ended February 26, 2006, the Company's sales in North America, Asia and Europe were 56%, 29% and 15%, respectively, of the Company's total net sales worldwide compared with 55%, 29% and 16% for the fiscal year ended February 27, 2005. The Company's sales in North America increased 6%, its sales in Asia increased 6% and its sales in Europe increased 1% in the 2006 fiscal year over the 2005 fiscal year.

The overall gross profit as a percentage of net sales for the Company's worldwide continuing operations improved to 24.6% during the 2006 fiscal year compared with 20.5% during the 2005 fiscal year. The improvement in the gross profit margin was attributable to increased sales, reduced operating costs resulting from the work force reduction at the Company's volume printed circuit materials operation in France in the 2006 fiscal year and the realignments of the Company's North American volume printed circuit materials operations in the 2005 and 2004 fiscal years and higher percentages of sales of higher margin, high temperature printed circuit materials.

During the fiscal year ended February 26, 2006, the Company's total net sales worldwide of high temperature printed circuit materials, which included high performance (non-FR4) printed circuit materials, were 96% of the Company's total net sales worldwide of printed circuit materials, compared with 94% for last fiscal year; while the Company's net sales of such high temperature printed circuit materials in North America were 97% of the Company's total net sales of printed circuit materials in North America, compared with 95% for last fiscal year; and the Company's net sales of such materials in Asia and Europe combined were 94% of the Company's total net sales of printed circuit materials in Asia and Europe combined, compared with 93% for last fiscal year.

The Company's high temperature printed circuit materials include its high performance (non-FR4) printed circuit materials, which consist of high-speed low-loss materials for digital applications requiring increased, high bandwidth signal integrity, bismalimide triazine ("BT") materials, polyimides for applications that demand extremely high thermal performance, cyanate esters, and polytetrafluoroethylene ("PTFE") materials for RF/microwave systems that operate at frequencies up to 77GHz.

During the fiscal year ended February 26, 2006, the Company's total net sales worldwide of high performance (non-FR4) printed circuit materials were 40% of the Company's total net sales worldwide of printed circuit materials, compared with 35% for last fiscal year; while the Company's net sales of such high performance printed circuit materials in North America were 47% of the Company's total net sales of printed circuit materials in North America, compared with 44% for last fiscal year; and the Company's net sales of such materials in Asia and Europe combined were 32% of the Company's total net sales of printed circuit materials in Asia and Europe combined, compared with 27% for last fiscal year.

The Company's cost of sales decreased slightly in the 2006 fiscal year compared to the prior fiscal year despite higher production volumes compared to the prior fiscal year, as a result of cost reduction measures implemented by the Company, including workforce reductions and the reduction of overtime.

Selling, general and administrative expenses decreased during the 2006 fiscal year compared with the 2005 fiscal year, as these expenses, measured as a percentage of sales, were 11.3% during the 2006 fiscal year compared with 12.8% during the 2005 fiscal year. The decrease in selling, general and administrative expenses in the 2006 fiscal year resulted from decreases in almost all categories of expenses.

In the 2006 fiscal year fourth quarter, the Company recorded an after-tax charge of $3.1 million in connection with the repatriation of approximately $70 million of accumulated earnings and profits of its subsidiary in Singapore and a pre-tax asset impairment charge of $2.3 million for the write-off of construction costs related to the installation of an advanced high-speed treater at the Company's Neltec Europe SAS facility in Mirebeau, France. The treater, which was installed at the Neltec Europe facility when the business environment in Europe was more suited for such a treater, will be moved to and installed at the Company's manufacturing facility in Singapore. In the 2006 fiscal year third quarter, the Company recognized a tax benefit of $1.5 million related to the reversal of valuation allowances against deferred tax assets recorded in the United States in prior periods; and in the 2006 fiscal year first quarter, the Company recorded a pre-tax charge of $1.1 million for employment termination benefits resulting from a workforce reduction at its Neltec Europe SAS facility in France, which was partially offset by a reversal of $0.2 million in the 2006 fiscal year fourth quarter.

In the 2005 fiscal year third quarter, the Company recorded a pre-tax gain of $4.7 million resulting from the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore as a result of an explosion in November 2002 in one of the four treaters located at its manufacturing facility in Singapore. In the same quarter, the Company also recorded a pre-tax charge of $0.6 million for employment termination benefits resulting from workforce reductions at the Company's North American and European volume printed circuit materials operations.

For the reasons set forth above, the Company's earnings from continuing operations for the 2006 fiscal year, including the pre-tax asset impairment charge described above for the write-off of construction costs related to the installation of a treater in France and the pre-tax charge described above for employment termination benefits resulting from a workforce reduction in France, were $26.3 million compared with earnings from continuing operations for the 2005 fiscal year of $20.4 million, including the pre-tax gain described above resulting from the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore and the pre-tax charge described above for employment termination benefits resulting from workforce reductions at the Company's North American and European volume printed circuit materials operations. The net impacts of the charges and gain described above were to decrease earnings from continuing operations by $3.2 million for the 2006 fiscal year and to increase earnings from continuing operations by $4.1 million for the 2005 fiscal year.

Interest and other income, net, principally investment income, increased 79% to $6.1 million for the 2006 fiscal year from $3.4 million for the 2005 fiscal year. The increase in investment income was attributable to higher prevailing interest rates and larger amounts of cash available for investment during the 2006 fiscal year. The Company's investments were primarily in short-term taxable instruments. The Company incurred no interest expense during the 2006, 2005 or 2004 fiscal years. See "Liquidity and Capital Resources" elsewhere in this discussion.

The Company's effective income tax rate was 17.0% for the 2006 fiscal year compared to 9.2% for the 2005 fiscal year. The Company's effective income tax rate for continuing operations, excluding the pre-tax gains and the pre-tax charges described above, for the 2006 fiscal year was 11.0% compared to 8.0% for the 2005 fiscal year.

The Company's net earnings from continuing operations for the 2006 fiscal year, including the pre-tax asset impairment charge and pre-tax employment termination benefits charge described above and the tax charge described above in connection with the repatriation of foreign earnings and the tax benefit described above related to the reversal of valuation allowances, were $26.9 million compared with net earnings from continuing operations for the 2005 fiscal year of $21.6 million, including the pre-tax gain described above resulting from the insurance settlement and the pre-tax charge described above for employment termination benefits resulting from workforce reductions. The net impacts of the charges, tax benefit and gain described above were to decrease net earnings from continuing operations by $4.8 million for the 2006 fiscal year and to increase net earnings from continuing operations by $3.5 million for the 2005 fiscal year.

Basic and diluted earnings per share from continuing operations, including the charges and tax benefit described above, were $1.34 and $1.33 per share, respectively, for the 2006 fiscal year compared to basic and diluted earnings per share from continuing operations of $1.09 and $1.08 per share, respectively, including the gain and charge described above, for the 2005 fiscal year. The net impacts of the charges, tax benefit and gain described above were to decrease the basic and diluted earnings per share from continuing operations by $0.23 for the 2006 fiscal year and to increase the basic and diluted earnings per share from continuing operations by $0.18 for the 2005 fiscal year.

Fiscal Year 2005 Compared with Fiscal Year 2004:

The Company's sales of both its printed circuit materials and its advanced composite materials increased in the fiscal year ended February 27, 2005 compared to the fiscal year ended February 29, 2004, after a slight decline in the Company's sales of printed circuit materials in the 2004 fiscal year compared to the 2003 fiscal year. The increase in sales of printed circuit materials was accomplished despite the continued anemic conditions in the North American and European markets and, to a lesser extent, in the Asian markets for printed circuit materials.

The increased sales in the 2005 fiscal year and a further improvement in the Company's gross profit margin in the 2005 fiscal year, following a substantial improvement in the gross profit margin in the 2004 fiscal year compared to the 2003 and 2002 fiscal years, enabled the Company's continuing operations to generate a larger gross profit than in the prior fiscal year.

The Company's gross profit in the 2005 fiscal year was substantially higher than the gross profit in the prior fiscal year as a result of increased sales, the Company's reductions of its costs and expenses and higher percentages of sales by the Company of its higher margin, high technology printed circuit materials and advanced composite materials. These improvements in gross profits occurred despite slightly lower levels of total sales in the 2005 fiscal year fourth quarter than in the fourth quarter of the 2004 fiscal year and lower levels of sales of printed circuit materials in the 2005 fiscal year third and fourth quarters than in the comparable periods of the 2004 fiscal year and than in the 2005 fiscal year first and second quarters. In addition, the operating inefficiencies resulting from operating certain facilities at levels below their designed manufacturing capacities and the competitive pressures that existed in the 2004 fiscal year persisted in the 2005 fiscal year.

The Company's financial results of operations were enhanced by the pre-tax gain of $4.7 million that the Company recorded in the 2005 fiscal year third quarter resulting from its settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore as a result of an explosion in November 2002 in one of the four treaters located at its Nelco manufacturing facility in Singapore, which was only partially offset by the pre-tax charge of $0.6 million that the Company recorded in the 2005 fiscal year third quarter related to workforce reductions at the Company's North American and European volume printed circuit materials operations.

Sales of the Company's advanced composite materials improved during the 2005 fiscal year primarily as a result of higher sales volumes related to the strength of the aerospace markets for advanced composite materials. Sales of advanced composite materials increased to 8% of the Company's total net sales worldwide in the 2005 fiscal year compared with 6% of the Company's total net sales worldwide in the 2004 fiscal year.

Results of Operations

Net sales from continuing operations for the fiscal year ended February 27, 2005 increased 9% to $211.2 million from $194.2 million for the fiscal year ended February 29, 2004. The increase in net sales from continuing operations was the result of increased sales by the Company's operations in all regions and increased sales of the Company's high technology printed circuit materials and an increase in sales of the Company's advanced composite materials.

The Company's foreign operations accounted for $94.1 million of sales, or 45% of the Company's total net sales worldwide from continuing operations, during the 2005 fiscal year, compared with $88.2 million of sales, or 45% of total net sales worldwide from continuing operations, during the 2004 fiscal year and 40% and 34%, respectively, of total net sales worldwide from continuing operating during the 2003 and 2002 fiscal years. Sales by the Company's foreign operations during the 2005 fiscal year increased from the 2004 fiscal year as sales by the Company's operations in both Singapore and France increased.

For the fiscal year ended February 27, 2005, the Company's sales in North America, Asia and Europe were 55%, 29% and 16%, respectively, of the Company's total net sales worldwide compared with the same percentages for the fiscal year ended February 29, 2004. The Company's sales in North America increased 10%, its sales in Asia increased 7% and its sales in Europe increased 7% in the 2005 fiscal year over the 2004 fiscal year.

The overall gross profit as a percentage of net sales for the Company's worldwide continuing operations improved to 20.5% during the 2005 fiscal year compared with 16.8% during the 2004 fiscal year. The improvement in the gross profit margin was attributable to reduced operating costs resulting from the realignments of the Company's North American volume printed circuit materials operations in the 2005 and 2004 fiscal years and higher percentages of sales of higher margin, high temperature printed circuit materials and advanced composite materials. High temperature printed circuit materials accounted for 94% of the Company's total net printed circuit materials sales worldwide from continuing operations for the 2005 fiscal year compared with 89% for the prior fiscal year. The improvement in the gross profit margin during the 2005 fiscal year also was attributable to increased sales of the Company's printed circuit materials and the Company's advanced composite materials from the 2004 fiscal year, which were only partially offset by slightly lower levels of total sales in the 2005 fiscal year fourth quarter than in the 2004 fiscal year fourth quarter and lower levels of sales of electronic materials in the 2005 fiscal year third and fourth quarters than in the 2004 fiscal year comparable quarters and than in the 2005 fiscal year first and second quarters. In addition, the operating inefficiencies resulting from operating certain facilities at levels below their designed manufacturing capacities and the competitive pressures that existed in the 2004 fiscal year persisted in the 2005 fiscal year.

During the fiscal year ended February 27, 2005, the Company's total net sales worldwide of high temperature printed circuit materials, which included high performance (non-FR4) printed circuit materials, were 94% of the Company's total net sales worldwide of printed circuit materials, compared with 89% for the 2004 fiscal year; while the Company's net sales of such high temperature printed circuit materials in North America were 95% of the Company's total net sales of printed circuit materials in North America, compared with 92% for the 2004 fiscal year; and the Company's net sales of such materials in Asia and Europe combined were 93% of the Company's total net sales of printed circuit materials in Asia and Europe combined, compared with 87% for the 2004 fiscal year.

The Company's high temperature printed circuit materials include its high performance (non-FR4) printed circuit materials, which consist of high-speed low-loss materials for digital applications requiring increased, high bandwidth signal integrity, bismalimide triazine ("BT") materials, polyimides for applications that demand extremely high thermal performance, cyanate esters, and polytetrafluoroethylene ("PTFE") materials for RF/microwave systems that operate at frequencies up to 77GHz.

During the fiscal year ended February 27, 2005, the Company's total net sales worldwide of high performance (non-FR4) printed circuit materials were 35% of the Company's total net sales worldwide of printed circuit materials, compared with 27% for the 2004 fiscal year; while the Company's net sales of such high performance printed circuit materials in North America were 44% of the Company's total net sales of printed circuit materials in North America, compared with 36% for the 2004 fiscal year; and the Company's net sales of such materials in Asia and Europe combined were 27% of the Company's total net sales of printed circuit materials in Asia and Europe combined, compared with 21% for the 2004 fiscal year.

The Company's cost of sales increased in the 2005 fiscal year compared to the prior fiscal year in support of higher production volumes compared to the prior fiscal year, but decreased as a percentage of sales as a result of personnel reductions and cost savings resulting from the Company's realignment of its North American volume printed circuit materials operations, and other cost reduction measures implemented by the Company, including workforce reductions and the reduction of overtime.

Selling, general and administrative expenses decreased during the 2005 fiscal year compared with the 2004 fiscal year, as these expenses, measured as a percentage of sales, were 12.8% during the 2005 fiscal year compared with 14.4% during the 2004 fiscal year. The decrease in selling, general and administrative expenses in the 2005 fiscal year resulted from the higher volume of sales, lower shipping costs incurred by the Company to meet its customers' customized manufacturing and quick-turnaround requirements and cost reductions resulting from the realignment of the Company's volume printed circuit materials operations.

In the 2005 fiscal year third quarter, the Company recorded a pre-tax gain of $4.7 million resulting from the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore as a result of an explosion in November 2002 in one of the four treaters located at its manufacturing facility in Singapore. In the same quarter, the Company also recorded a pre-tax charge of $0.6 million for employment termination benefits resulting from workforce reductions at the Company's North American and European volume printed circuit materials operations.

The Company recorded a pre-tax gain of $0.4 million in the 2004 fiscal year third quarter resulting from the sale of real estate in Skelmersdale, England previously used by its Nelco UK subsidiary, which had ceased operations after its closure in the 2003 fiscal year third quarter, and a pre-tax gain of $33.1 million during the 2004 fiscal year second quarter related to the payment by Delco of the judgment against Delco in favor of the Company's subsidiary, NTI, in its lawsuit against Delco. The Company also recorded pre-tax charges totaling $8.5 million in the 2004 fiscal year first and second quarters in connection with the realignment of its North American volume printed circuit materials operations and related workforce reductions. The net pre-tax gain for all these items for the 2004 fiscal year was $25.0 million, and the net after-tax gain for the fiscal year was $22.9 million.

For the reasons set forth above, the Company's earnings from continuing operations for the 2005 fiscal year, including the pre-tax gain described above resulting from the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore and the pre-tax charge described above for employment termination benefits resulting from workforce reductions at the Company's North American and European volume printed circuit materials operations, were $20.4 million compared with earnings from continuing operations for the 2004 fiscal year of $29.8 million, including the pre-tax gains described above resulting from the sale of real estate in England and the payment by Delco of the judgment in favor of NTI and the pre-tax charges described above related to the realignment of the Company's North American volume printed circuit materials operations and related workforce reductions. The net impacts of the gains and the charges described above were to increase the earnings from continuing operations by $4.1 million for the 2005 fiscal year and by $25.0 million for the 2004 fiscal year.

Interest and other income, net, principally investment income, increased 14% to $3.4 million for the 2005 fiscal year from $3.0 million for the 2004 fiscal year. The increase in investment income was attributable to larger amounts of cash available for investment and higher prevailing interest rates during the 2005 fiscal year. The Company's investments were primarily short-term taxable instruments. The Company incurred no interest expense during the 2005, 2004 or 2003 fiscal years. See "Liquidity and Capital Resources" elsewhere in this discussion.

The Company's effective income tax rate was 9.2% for the 2005 fiscal year compared to 8.7% for the 2004 fiscal year. The Company's effective income tax rate for continuing operations, excluding the pre-tax gains and the pre-tax charge described above, for the 2005 fiscal year was 8.0% compared to 8.6% for the 2004 fiscal year.

The Company's net earnings from continuing operations for the 2005 fiscal year, including the pre-tax insurance settlement gain described above and the pre-tax employment termination benefits charge described above, were $21.6 million compared with net earnings from continuing operations for the 2004 fiscal year of $29.9

million, including the pre-tax gains described above resulting from the sale of real estate in England and the payment by Delco of the judgment in favor of NTI and the pre-tax charges described above related to the realignment of the Company's North American volume printed circuit materials operations and related workforce reductions. The net impacts of the gains and the charges described above were to increase net earnings from continuing operations by $3.5 million for the 2005 fiscal year and by $22.9 million for the 2004 fiscal year.

The Company reported net earnings of $21.6 million for the 2005 fiscal year, including the gain and charge described above, and a net loss of $3.9 million for the 2004 fiscal year, including the gains and charges described above and the loss from the discontinued Dielektra operations.

Basic and diluted earnings per share from continuing operations, including the gain and charge described above, were $1.09 and $1.08 per share, respectively, for the 2005 fiscal year compared to basic and diluted earnings per share from continuing operations of $1.51 and $1.50 per share, respectively, including the gains and charges described above, for the 2004 fiscal year. The net impacts of the gains and charges described above were to increase the basic and diluted earnings per share from continuing operations by $0.18 for the 2005 fiscal year and by $1.15 for the 2004 fiscal year.

The basic and diluted losses per share were $0.20 and $0.19, respectively, for the 2004 fiscal year, including losses from the discontinued Dielektra operations of $1.71 and $1.69 per share, respectively, and the pre-tax gains and charges described above.

Liquidity and Capital Resources:

At February 26, 2006, the Company's cash and temporary investments (consisting of marketable securities) were $199.7 million compared with $189.6 million at February 27, 2005, the end of the Company's 2005 fiscal year. The Company's working capital (which includes cash and temporary investments) was $214.9 million at February 26, 2006 compared with $206.7 million at February 27, 2005. The increase in working capital at February 26, 2006 compared with February 27, 2005 was due principally to higher cash and temporary investments and lower accounts payable, offset in part by higher income taxes payable. The increase in cash and temporary investments at February 26, 2006 compared with February 27, 2005 was the result of cash provided by operating activities and higher interest and other income. The lower accounts payable were the result principally of faster payments to suppliers. The increase in income taxes payable was attributable mainly to the increase in the income tax provision, which was the result of the Company's repatriation of foreign earnings and profits and the generation of higher taxable income in jurisdictions with higher income tax rates. The Company's current ratio (the ratio of current assets to current liabilities) was 6.6 to 1 at February 26, 2006 compared with 6.6 to 1 at February 27, 2005.

During the 2006 fiscal year, net earnings from the Company's operations, before depreciation and amortization, of $36.5 million and a net increase in working capital items, resulted in $37.0 million of cash provided by operating activities. This increase in cash provided by operating activities was partially offset by $26.5 million of dividends paid during the year, including a special cash dividend of $20.1 million paid during the 2006 fiscal year fourth quarter. Cash dividends paid were $25.1 million, including a special cash dividend of $19.9 million, during the 2005 fiscal year, and $4.7 million during the 2004 fiscal year. Net earnings excluding $10.2 million of depreciation and amortization were $31.8 million in the 2005 fiscal year and resulted in $27.7 million of cash provided by operating activities.

Net expenditures for property, plant and equipment were $4.3 million, $3.3 million, and $2.4 million in the 2006, 2005 and 2004 fiscal years, respectively.

The Company resolved with Royal Sun & Alliance Insurance (Singapore) Limited the Company's property damage and business interruption insurance claim resulting from the explosion in a treater at the Company's subsidiary in Singapore on November 27, 2002, and the Company received $5.8 million in cash and recorded a $4.7 million pre-tax gain in the 2005 fiscal year third quarter as a result of such resolution. The Company has initiated a lawsuit against CNA Insurance Co. to resolve the Company's claim for business interruption damages in the United States resulting from the explosion.

At February 26, 2006 and February 27, 2005, the Company had no long-term debt.

The Company believes its financial resources will be sufficient, for the foreseeable future, to provide for continued investment in working capital and property, plant and equipment and for general corporate purposes. Such resources would also be available for purchases of the Company's common stock, appropriate acquisitions and other expansions of the Company's business.

The Company is not aware of any circumstances or events that are reasonably likely to occur that could materially affect its liquidity.

The Company's contractual obligations and other commercial commitments to make future payments under contracts, such as lease agreements, consist only of the operating lease commitments described in Note 13 of the Notes to Consolidated Financial Statements included elsewhere in this Report. The Company has no long-term debt, capital lease obligations, unconditional purchase obligations or other long-term obligations, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments or contingent commitments, other than two standby letters of credit in the total amount of $1.7 million to secure the Company's obligations under its workers' compensation insurance program and certain limited energy purchase contracts intended to protect the Company from increased utilities costs.

As of February 26, 2006, the Company's significant contractual obligations, including payments due by fiscal year, were as follows:

Contractual Obligations *(Amounts in thousands)*	Total	2007	2008–2009	2010–2011	2012 and thereafter
Operating lease obligations	$13,227	$2,043	$3,935	$3,600	$3,649
Purchase obligations	—	—	—	—	—
Total	$13,227	$2,043	$3,935	$3,600	$3,649

Off-Balance Sheet Arrangements:

The Company's liquidity is not dependent on the use of, and the Company is not engaged in, any off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities.

Environmental Matters:

The Company is subject to various federal, state and local government requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, which were generally in compliance with applicable laws at the time of the operations in question, the Company, like other companies engaged in similar businesses, is a party to claims by government agencies and third parties and has incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional claims and costs involving past environmental matters may continue to arise in the future. It is the Company's policy to record appropriate liabilities for such matters when remedial efforts are probable and the costs can be reasonably estimated.

In the 2006, 2005 and 2004 fiscal years, the Company charged approximately $(0.6) million, $0.0 million and $0.0 million, respectively, against pre-tax income for remedial response and voluntary cleanup costs (including legal fees). While annual expenditures have generally been constant from year to year, and may increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties. At February 26, 2006, the recorded liability in liabilities from discontinued operations for environmental matters related to Dielektra was $2.1 million and the recorded liability in accrued liabilities for environmental matters was $1.8 million compared with $2.1 million of liabilities for environmental matters for Dielektra and $2.4 million for environmental matters for continuing operations at February 27, 2005.

Management does not expect that environmental matters will have a material adverse effect on the liquidity, capital resources, business or consolidated financial position of the Company. See Note 13 of the Notes to Consolidated Financial Statements included in this Report for a discussion of the Company's commitments and contingencies, including those related to environmental matters.

Critical Accounting Policies and Estimates:

In response to financial reporting release, FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies", issued by the Securities and Exchange Commission in December 2001, the following information is provided regarding critical accounting policies that are important to the Consolidated Financial Statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment.

General

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, sales allowances, accounts receivable, allowances for bad debts, inventories, valuation of long-lived assets, income taxes, restructurings, contingencies and litigation, and pensions and other employee benefit programs. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Sales revenue is recognized at the time title to product is transferred to a customer. All material sales transactions are for the shipment of manufactured prepreg and laminate products and advanced composite materials. The Company ships its products to customers based upon firm orders, with fixed selling prices, when collection is reasonably assured.

Sales Allowances

The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company's products are made to customer specifications and tested for adherence to such specifications before shipment to customers. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's bases for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in the products supplied by the Company. The Company is focused on manufacturing the highest quality printed circuit materials and advanced composite materials possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. The amounts of returns and allowances resulting from defective or damaged products have been approximately 1.0% of sales for each of the Company's last three fiscal years.

Accounts Receivable

The majority of the Company's accounts receivable are due from purchasers of the Company's printed circuit materials. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within established payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than established payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Allowances for Bad Debts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

Valuation of Long-lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

Income Taxes

Carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions.

If these estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowances quarterly.

Restructurings

The Company recorded charges in connection with the realignment of its Neltec Europe SAS business in France during the three-month period ended May 29, 2005 and the realignment of its North American volume printed circuit materials operations during the fiscal years ended February 29, 2004 and March 2, 2003. The Company also recorded realignment charges in its North American operations during the fiscal year ended February 27, 2005. In addition, during the 2003 fiscal year, the Company recorded charges in connection with the closure of the Company's manufacturing facility in England. Prior to the Company's treating Dielektra GmbH as a discontinued operation, the Company recorded charges in connection with the closure of the mass lamination operation of Dielektra and the realignment of Dielektra during the fiscal years ended February 29, 2004, March 2, 2003 and March 3, 2002.

Contingencies and Litigation

The Company is subject to a small number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

Pension and Other Employee Benefit Programs

Dielektra GmbH has significant pension costs that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and wage inflation rates. The pension liability of Dielektra has been included in liabilities from discontinued operations on the Company's balance sheet.

The Company's obligations for workers' compensation claims are effectively self-insured. The Company uses an insurance company administrator to process all such claims and benefits. The Company accrues its workers' compensation liability based upon the claim reserves established by the third-party administrator and historical experience.

The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. In addition, the Company's subsidiaries have various bonus and incentive compensation programs, some of which are determined at management's discretion.

The Company's reserves associated with these self-insured liabilities and benefit programs are reviewed by management for adequacy at the end of each reporting period.

Quantitative and Qualitative Disclosures About Market Risk:

The Company is exposed to market risks for changes in foreign currency exchange rates and interest rates. The Company's primary foreign currency exchange exposure relates to the translation of the financial statements of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency. The Company does not believe that a 10% fluctuation in foreign exchange rates would have had a material impact on its consolidated results of operations or financial position. The exposure to market risks for changes in interest rates relates to the Company's short-term investment portfolio. This investment portfolio is managed in accordance with guidelines issued by the Company. These guidelines are designed to establish a high quality fixed income portfolio of government and highly rated corporate debt securities with a maximum weighted maturity of less than one year. The Company does not use derivative financial instruments in its investment portfolio. Based on the average anticipated maturity of the investment portfolio at the end of the 2006 fiscal year, a 10% increase in short-term interest rates would not have had a material impact on the consolidated results of operations or financial position of the Company.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors of
Park Electrochemical Corp.

We have audited the accompanying consolidated balance sheets of Park Electrochemical Corp. and subsidiaries as of February 26, 2006 and February 27, 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended February 26, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Park Electrochemical Corp. and subsidiaries as of and for the year ended February 29, 2004 were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 21, 2004.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park Electrochemical Corp. and subsidiaries as of February 26, 2006 and February 27, 2005 and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended February 26, 2006, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Park Electrochemical Corp. and subsidiaries' internal control over financial reporting as of February 26, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated May 3, 2006 expressed an unqualified opinion thereon.

Grant Thornton LLP

New York, New York
May 3, 2006

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	February 26, 2006	February 27, 2005
Assets		
Current assets:		
Cash and cash equivalents	$108,027	$ 86,071
Marketable securities (Note 2)	91,625	103,507
Accounts receivable, less allowance for doubtful accounts of $1,930 and $1,984, respectively	35,964	35,722
Inventories (Note 3)	15,022	15,418
Prepaid expenses and other current assets	3,023	2,944
Total current assets	253,661	243,662
Property, plant and equipment, net of accumulated depreciation and amortization (Note 4)	54,370	63,251
Other assets	3,281	398
Total assets	$311,312	$307,311
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 13,259	$ 15,121
Accrued liabilities (Note 5)	14,651	15,353
Income taxes payable	10,817	6,474
Total current liabilities	38,727	36,948
Deferred income taxes (Note 6)	5,193	5,042
Restructuring accruals—non-current	4,718	5,213
Liabilities from discontinued operations (Note 9)	17,251	17,251
Total liabilities	65,889	64,454
Commitments and contingencies (Note 13)		
Stockholders' equity (Note 7):		
Preferred stock, $1 par value per share—authorized, 500,000 shares; issued, none	—	—
Common stock, $.10 par value per share—authorized, 60,000,000 shares; issued, 20,369,986 shares	2,037	2,037
Additional paid-in capital	137,513	134,206
Retained earnings	105,808	105,450
Accumulated other comprehensive income	2,435	4,605
	247,793	246,298
Less treasury stock, at cost, 255,428 and 449,213 shares, respectively	(2,370)	(3,441)
Total stockholders' equity	245,423	242,857
Total liabilities and stockholders' equity	$311,312	$307,311

See notes to consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Fiscal Year Ended		
	February 26, 2006	February 27, 2005	February 29, 2004
Net sales	**$222,251**	$211,187	$194,236
Cost of sales	**167,650**	167,937	161,536
Gross profit	**54,601**	43,250	32,700
Selling, general and administrative expenses	**25,129**	26,960	27,962
Gain on Delco lawsuit (Note 16)	**—**	—	(33,088)
Restructuring and severance charges (Note 10)	**889**	625	8,469
Gain on sale of United Kingdom real estate	**—**	—	(429)
Gain on insurance settlement (Note 11)	**—**	(4,745)	—
Asset impairment charge	**2,280**	—	—
Earnings from continuing operations	**26,303**	20,410	29,786
Interest and other income, net	**6,056**	3,386	2,958
Earnings from continuing operations before income taxes	**32,359**	23,796	32,744
Income tax provision from continuing operations (Note 6)	**5,484**	2,191	2,835
Net earnings from continuing operations	**26,875**	21,605	29,909
Loss from discontinued operations, net of taxes (Note 9)	**—**	—	(33,761)
Net earnings (loss)	**$ 26,875**	$ 21,605	$ (3,852)
Basic earnings (loss) per share:			
Earnings from continuing operations	**$ 1.34**	$ 1.09	$ 1.51
Loss from discontinued operations, net of taxes	**—**	—	(1.71)
Basic earnings (loss) per share	**$ 1.34**	$ 1.09	$ (0.20)
Basic weighted average shares	**20,047**	19,879	19,754
Diluted earnings (loss) per share:			
Earnings from continuing operations	**$ 1.33**	$ 1.08	$ 1.50
Loss from discontinued operations, net of taxes	**—**	—	(1.69)
Diluted earnings (loss) per share	**$ 1.33**	$ 1.08	$ (0.19)
Diluted weighted average shares	**20,210**	20,075	19,991

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury Stock		Comprehensive
	Shares	Amount	Capital	Earnings	Income (Loss)	Shares	Amount	Income (Loss)
Balance, March 2, 2003	20,369,986	$2,037	$133,172	$117,506	$(2,432)	686,069	$(4,582)	
Net loss				(3,852)				$ (3,852)
Exchange rate changes					5,557			5,557
Change in pension liability adjustment					742			742
Unrealized loss on marketable securities					(133)			(133)
Stock option activity			163			(104,008)	457	
Cash dividends ($.24 per share)				(4,739)				
								$ 2,314
Balance, February 29, 2004	20,369,986	$2,037	$133,335	$108,915	$ 3,734	582,061	$(4,125)	
Net earnings				21,605				$21,605
Exchange rate changes					1,529			1,529
Unrealized loss on marketable securities					(658)			(658)
Stock option activity			871			(132,848)	684	
Cash dividends ($1.26 per share)				(25,070)				
Comprehensive income								$22,476
Balance, February 27, 2005	20,369,986	$2,037	$134,206	$105,450	$ 4,605	449,213	$(3,441)	
Net earnings				26,875				$26,875
Exchange rate changes					(1,822)			(1,822)
Unrealized loss on marketable securities					(348)			(348)
Stock option activity			3,307			(193,785)	1,071	
Cash dividends ($1.32 per share)				(26,517)				
Comprehensive income								$24,705
Balance, February 26, 2006	**20,369,986**	**$2,037**	**$137,513**	**$105,808**	**$ 2,435**	**255,428**	**$(2,370)**	

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Year Ended		
	February 26, 2006	February 27, 2005	February 29, 2004
Cash flows from operating activities:			
Net earnings (loss)	$ 26,875	$ 21,605	$ (3,852)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	9,645	10,202	11,978
Loss (gain) on sale of fixed assets	60	35	(511)
Gain from insurance settlement	—	(4,745)	—
Proceeds from insurance settlement	—	5,816	—
Non-cash impairment charges related to discontinued operations	—	—	21,348
Non-cash impairment charge	2,280	—	—
Provision for doubtful accounts receivable	(1)	66	109
Provision for deferred income taxes	151	(55)	515
Tax benefit from stock option exercises	1,110	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(659)	596	(6,082)
Inventories	110	(3,553)	86
Prepaid expenses and other current assets	(200)	437	1,287
Other assets and liabilities	(2,884)	(2,164)	(57)
Accounts payable	(1,661)	91	2,851
Accrued liabilities	(803)	(4,051)	4,441
Income taxes payable	2,904	3,423	217
Net cash provided by operating activities	36,927	27,703	32,330
Cash flows from investing activities:			
Purchases of property, plant and equipment	(4,320)	(3,328)	(4,509)
Proceeds from sales of property, plant and equipment	100	20	2,094
Purchases of marketable securities	(33,672)	(66,833)	(89,530)
Proceeds from sales and maturities of marketable securities	45,236	39,533	83,333
Net cash provided by (used in) investing activities	7,344	(30,608)	(8,612)
Cash flows from financing activities:			
Dividends paid	(26,517)	(25,070)	(4,739)
Proceeds from exercise of stock options	4,378	1,555	620
Net cash used in financing activities	(22,139)	(23,515)	(4,119)
Increase (decrease) in cash and cash equivalents before effect of exchange rate changes	22,132	(26,420)	19,599
Effect of exchange rate changes on cash and cash equivalents	(176)	502	371
Increase (decrease) in cash and cash equivalents	21,956	(25,918)	19,970
Cash and cash equivalents, beginning of year	86,071	111,989	92,019
Cash and cash equivalents, end of year	$108,027	$ 86,071	$111,989

See notes to consolidated financial statements.


PARK
ELECTROCHEMICAL CORP.

(In thousands, except share, per share and option amounts)

1. Summary of Significant Accounting Policies

Park Electrochemical Corp. ("Park"), through its subsidiaries (collectively, the "Company"), is a global advanced materials company which develops and manufactures high-technology digital and RF/microwave printed circuit materials and advanced composite materials principally for the telecommunications and internet infrastructure, high-end computing and aerospace markets.

a. Principles of Consolidation—The consolidated financial statements include the accounts of Park and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

b. Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

c. Accounting Period—The Company's fiscal year is the 52 or 53 week period ending the Sunday nearest to the last day of February. The 2006, 2005 and 2004 fiscal years ended on February 26, 2006, February 27, 2005 and February 29, 2004, respectively. Fiscal years 2006, 2005 and 2004 each consisted of 52 weeks.

d. Marketable Securities—All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, included in comprehensive income (loss). Realized gains and losses, amortization of premiums and discounts, and interest and dividend income are included in other income. The cost of securities sold is based on the specific identification method. The Company has classified any investment in auction rate securities for which the underlying security had a maturity greater than three months as marketable securities.

e. Inventories—Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

f. Revenue Recognition—Sales revenue is recognized at the time title is transferred to a customer. All material sales transactions are for the shipment of manufactured prepreg and laminate products and advanced composite materials. The Company ships its products to customers based upon firm orders, with fixed selling prices, when collection is reasonably assured.

g. Sales Allowances and Product Warranties—The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company's products are made to customer specifications and tested for adherence to specifications before shipment to customers. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's bases for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in products supplied by the Company. The Company is focused on manufacturing the highest quality printed circuit and advance composite materials possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. The amounts of returns and allowances resulting from defective or damaged products have been approximately 1.0% of sales for each of the Company's last three fiscal years.

h. Accounts Receivable—The majority of the Company's accounts receivable are due from purchasers of the Company's printed circuit materials. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within established payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than established payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

i. Allowance for Bad Debts—The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

j. Valuation of Long-lived Assets—The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

k. Shipping Costs—The amounts paid to third-party shippers for transporting products to customers are classified as selling expenses. The shipping costs included in selling, general and administrative expenses were approximately $4,258, $4,659 and $5,296 for fiscal years 2006, 2005 and 2004, respectively.

l. Depreciation and Amortization—Depreciation and amortization are computed principally by the straight-line method over the estimated useful lives. Machinery and equipment are generally depreciated over 10 years. Building and leasehold improvements are depreciated over 30 years or the term of the lease, if shorter.

m. Income Taxes—Deferred income taxes are provided for temporary differences in the reporting of certain items, primarily depreciation, for income tax purposes as compared with financial accounting purposes.

United States ("U.S.") Federal income taxes have not been provided on the undistributed earnings (approximately $74,100 at February 26, 2006) of the Company's foreign subsidiaries, because it is management's practice and intent to reinvest such earnings in the operations of such subsidiaries.

n. Foreign Currency Translation—Assets and liabilities of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency are translated into U.S. dollars at fiscal year-end exchange rates, and income and expense items are translated at average exchange rates for the period. Gains and losses resulting from translation are recorded as currency translation adjustments in comprehensive income.

o. Cash and Cash Equivalents—The Company considers all money market securities and investments with contractual maturities at the date of purchase of 90 days or less to be cash equivalents.

Supplemental cash flow information:

	Fiscal Year		
	2006	2005	2004
Cash paid during the year for:			
Income taxes paid (refunded)	$3,108	$(1,124)	$2,248

p. Stock-based Compensation—The Company implemented the disclosure provisions of Statement of Financial Accounting Standards (SFAS) N. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", in the fourth quarter of fiscal year 2003. This statement amended the disclosure provision of FASB Statement No. 123, "Accounting for Stock Based Compensation", to require prominent disclosure of the effect on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amended APB Opinion No. 28, "Interim Financial Reporting", to require disclosure of those effects in interim financial information.

As of February 26, 2006, the Company had two fixed stock incentive plans which are more fully described in Note 7. All options under the stock plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations for the plans. If compensation costs of the grants had been determined based upon the fair market value at the grant dates consistent with the FASB No. 123 "Accounting for Stock-Based Compensation", the Company's net income (loss) and earnings (loss) per share would have approximated the amounts shown below.

The weighted average fair value for options was estimated at the dates of grants using the Black-Scholes option-pricing model to be $7.77 for fiscal year 2006, $8.41 for fiscal year 2005 and $8.69 for fiscal year 2004, with the following weighted average assumptions: risk free interest rate of 5.0% for fiscal year 2006 and 4.0% for fiscal years 2005 and 2004; expected volatility factors of 34–36%, 38%–46% and 49%–54% for fiscal years 2006, 2005 and 2004, respectively; expected dividend yield of 1.3% for fiscal year 2006, 1.6% for fiscal year 2005

(In thousands, except share, per share and option amounts)

and 1.0% for fiscal year 2004; and estimated option lives of 4.0 years for fiscal years 2006, 2005 and 2004.

	2006	2005	2004
Net earnings (loss)	$26,875	$21,605	$(3,852)
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of tax effects	(1,627)	(1,803)	(1,846)
Pro forma net earnings (loss)	$25,248	$19,802	$(5,698)
EPS—basic as reported	$ 1.34	$ 1.09	$ (0.20)
EPS—basic pro forma	$ 1.26	$ 1.00	$ (0.29)
EPS—diluted as reported	$ 1.33	$ 1.08	$ (0.19)
EPS—diluted pro forma	$ 1.25	$ 0.97	$ (0.29)

2. Marketable Securities

The following is a summary of available-for-sale securities:

	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
February 26, 2006:			
U.S. Treasury and other government securities	$ 6	$1,463	$ 76,202
U.S. corporate debt securities	—	—	15,333
Total debt securities	6	1,463	91,535
Equity securities	86	—	90
	$92	$1,463	$ 91,625
February 27, 2005:			
U.S. Treasury and other government securities	$11	$ 932	$ 64,265
U.S. corporate debt securities	—	—	39,151
Total debt securities	11	932	103,416
Equity securities	86	—	91
	$97	$ 932	$103,507

The gross realized gains on the sales of securities were $23, $4 and $40 for fiscal years 2006, 2005 and 2004, respectively, and the gross realized losses were $2, $13 and $21 for fiscal years 2006, 2005 and 2004, respectively.

The amortized cost and estimated fair value of the debt and marketable securities at February 26, 2006, by contractual maturity, are shown below:

	Estimated Fair Value and Amortized Cost
Due in one year or less	$39,732
Due after one year through five years	51,803
	91,535
Equity securities	90
	$91,625

3. Inventories

	February 26, 2006	February 27, 2005
Raw materials	$ 6,092	$ 6,436
Work-in-process	3,412	3,577
Finished goods	5,195	5,068
Manufacturing supplies	323	337
	$15,022	$15,418

4. Property, Plant and Equipment

	February 26, 2006	February 27, 2005
Land, buildings and improvements	$ 34,962	$ 32,631
Machinery, equipment, furniture and fixtures	131,954	135,863
	166,916	168,494
Less accumulated depreciation and amortization	112,546	105,243
	$ 54,370	$ 63,251

Property, plant and equipment are initially valued at cost. Depreciation and amortization expense, for continuing operations, relating to property, plant and equipment was $9,645, $10,202 and $10,604 for fiscal years 2006, 2005 and 2004, respectively. In the 2006 fiscal year fourth quarter, the Company recorded a pre-tax impairment charge of $2,280 for the write-off of construction costs related to the installation of an advanced high-speed treater at the Company's Neltec Europe SAS facility in Mirebeau, France. Pretax charges of $15,349 were recorded in fiscal year 2004 for the write-downs of abandoned or impaired operating equipment, including charges of $15,349 related to Dielektra (see Notes 9 and 10 below). The Company has $3,763 of equipment which is idle, but which the Company intends to utilize in the future.

5. Accrued Liabilities

	February 26, 2006	February 27, 2005
Payroll and payroll related	$ 3,580	$ 3,816
Employee benefits	1,189	803
Workers compensation accrual	1,608	2,744
Environmental reserve (Note 13)	1,757	2,387
Restructuring accruals	495	584
Other	6,022	5,019
	$14,651	$15,353

6. Income Taxes

The income tax (benefit) provision for continuing operations includes the following:

	Fiscal Year		
	2006	2005	2004
Current:			
Federal	$5,122	$ (585)	$ 467
State and local	339	170	125
Foreign	2,793	2,672	1,732
	8,254	2,257	2,324
Deferred:			
Federal	(2,397)	—	—
State and local	(123)	(6)	(7)
Foreign	(250)	(60)	518
	(2,770)	(66)	511
	$5,484	$2,191	$2,835

As part of its quarterly evaluation of deferred tax assets, the Company recognized a tax benefit of $1,512 during the 2006 fiscal year third quarter relating to the reversal of valuation allowances against U.S. deferred tax assets. During the 2006 fiscal year fourth quarter, the Company recognized an additional tax benefit of $1,008 with respect to the reversal of valuation allowances against U.S. deferred tax assets. The Company believes that it is more likely than not that the tax benefits associated with these deferred tax assets will be realized during the next two fiscal years.

The current income tax provision for the 2006 fiscal year included $3,088 in Federal, State and local taxes relating to the repatriation of foreign earnings.

The components of income (loss) from continuing operations before income tax were as follows:

	Fiscal Year		
	2006	2005	2004
United States	$12,823	$ 1,198	$13,758
Foreign	19,536	22,598	18,986
Earnings (loss) from continuing operations before income taxes	$32,359	$23,796	$32,744

The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

	Fiscal Year		
	2006	2005	2004
Statutory U.S. Federal tax rate	35.0%	35.0%	35.0%
State and local taxes, net of Federal benefit	0.4	0.5	0.3
Foreign tax rate differentials	(9.1)	(20.2)	(11.9)
Valuation allowance on deferred tax assets	(8.0)	(8.0)	1.9
Utilization of net operating loss carryovers	(9.7)	—	—
Additional U.S. taxes on repatriated foreign earnings	9.5	—	—
Other, net	(1.1)	1.9	(16.6)
	17.0%	9.2%	8.7%

The Company had total net operating loss carryforwards from continuing operations of approximately $15,800 and $22,100 in fiscal years 2006 and 2005, respectively. All of the total net operating loss carryforwards related to foreign operations in fiscal year 2006, and approximately $8,200 of the total net operating loss carryforwards related to U.S. operations and $13,900 of the total carryforwards related to foreign operations in fiscal year 2005.

Approximately $601 of the foreign net operating loss carryforwards expire in fiscal year 2007, and the remainder have no expiration.

In the 2006 fiscal year,. the Company utilized all of its U.S. net operating loss carryforwards including $2,000 of cumulative deductions relating to the taxable disposition of incentive stock options carried forward from fiscal years 2005 and 2004. The total tax benefit credited to additional paid in capital relating to the exercise of stock options was $1,110.

(In thousands, except share, per share and option amounts)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. At February 26, 2006, the Company had current deferred tax assets of $2,927, and at February 27, 2005, the Company did not have any current deferred tax assets. Significant components of the Company's long-term deferred tax liabilities and assets as of February 26, 2006 and February 27, 2005 from continuing operations were as follows:

	2006	2005
Deferred tax liabilities:		
Depreciation	$ (1,763)	$ (2,340)
Unremitted Singapore earnings	(3,430)	(2,702)
Total deferred tax liabilities	$ (5,193)	$ (5,042)
Deferred tax assets:		
Impairment of fixed assets	$ 4,379	$ 5,900
Net operating loss carryforwards	5,157	6,745
Other, net	5,836	5,567
Total deferred tax assets	15,372	18,212
Valuation allowance for deferred tax assets	(12,445)	(18,212)
Net deferred tax assets	$ 2,927	$ —

7. Stockholders' Equity

a. Stock Options—Under the 1992 Stock Option Plan approved by the Company's stockholders, directors and key employees have been granted options to purchase shares of common stock of the Company exercisable at prices not less than the fair market value at the date of grant. Options became exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of grant, and expire ten years from the date of grant. Options to purchase a total of 2,625,000 shares of common stock were authorized for grant under such Plan. The authority to grant additional options under the Plan expired on March 24, 2002.

Under the 2002 Stock Option Plan approved by the Company's stockholders, directors and key employees may be granted options to purchase shares of common stock of the Company exercisable at prices not less than the fair market value at the date of grant. Options become exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of the grant, and expire ten years from the date of grant. Options to purchase a total of 900,000 shares of common stock were authorized for grant under such Plan.

Information with respect to options follows:

	Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price
Balance, March 2, 2003	$ 4.92–$43.63	1,365,362	$18.92
Granted	19.95– 29.17	194,275	20.42
Exercised	4.92– 24.08	(121,837)	8.18
Cancelled	14.12– 43.63	(41,147)	23.95
Balance, February 29, 2004	$ 8.75–$43.63	1,396,653	$19.91
Granted	19.89– 23.41	183,900	22.86
Exercised	8.75– 29.05	(152,327)	13.04
Cancelled	12.21– 43.63	(144,407)	23.89
Balance, February 27, 2005	$12.21–$43.63	1,283,819	$20.71
Granted	24.56– 25.06	157,250	24.57
Exercised	12.21– 23.96	(218,770)	17.89
Cancelled	15.92– 43.63	(218,845)	25.89
Balance, February 26, 2006	**12.58– 43.63**	**1,003,454**	**20.80**
Exercisable February 26, 2006	**$12.58–$43.63**	**716,943**	**$19.47**

The following table summarizes information concerning currently outstanding and exercisable options.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$12.58–$19.95	518,629	3.41	$16.71	465,580	$16.34
22.62– 43.63	484,825	7.44	25.17	251,363	25.83
	1,003,454			716,943	

Stock options available for future grant under the 2002 stock option plan at February 26, 2006 and February 27, 2005 were 502,453 and 565,885, respectively.

b. Stockholders' Rights Plan—On July 20, 2005, the Board of Directors renewed the Company's stockholders' rights plan on substantially the same terms as its previous rights plan which expired in July 2005. In accordance with the Company's stockholders' rights plan, a right (the "Right") to purchase from the Company a unit consisting of one one-thousandth (1/1000) of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), at a purchase price of $150 (the "Purchase Price") per Unit, subject to adjustment, is attached to each outstanding share of the Company's common stock. The Rights expire on July 20, 2015. Subject to certain exceptions, the Rights will become exercisable 10 business days after a person acquires 15 percent or more of the Company's outstanding common stock or commences a tender offer that would result in such person's owning 15 percent or more of such stock. If any person acquires 15 percent or more of the Company's outstanding common stock, the rights of holders, other than the acquiring person, become rights to buy shares of the Company's common stock (or of the acquiring company if the Company is involved in a merger or other business combination and is not the surviving corporation) having a market value of twice the Purchase Price of each Right. The Company may redeem the Rights for $.01 per Right until 10 business days after the first date of public announcement by the Company that a person acquired 15 percent or more of the Company's outstanding common stock.

c. Reserved Common Shares—At February 26, 2006, 1,317,875 shares of common stock were reserved for issuance upon exercise of stock options.

d. Accumulated Other Comprehensive Income—Accumulated balances related to each component of other comprehensive income were as follows:

	February 26, 2006	February 27, 2005
Currency translation adjustment	$3,326	$5,148
Unrealized gain (loss) on investments	(891)	(543)
Accumulated balance	$2,435	$4,605

8. Earnings (Loss) Per Share

The following table sets forth the calculation of basic and diluted earnings (loss) per share for the last three fiscal years:

	2006	2005	2004
Earnings (loss) from continuing operations	$26,875	$21,605	$ 29,909
Loss from discontinued operations	—	—	(33,761)
Net earnings (loss)	$26,875	$21,605	$ (3,852)
Weighted average common shares outstanding for basic EPS	20,046,900	19,879,278	19,754,000
Net effect of dilutive options	163,300	195,741	237,000
Weighted average shares outstanding for diluted EPS	20,210,200	20,075,019	19,991,000
Basic earnings (loss) per share:			
Earnings (loss) from continuing operations	$ 1.34	$ 1.09	$ 1.51
Loss from discontinued operations, net of tax	—	—	(1.71)
Basic earnings (loss) per share	$ 1.34	$ 1.09	$ (0.20)
Diluted earnings (loss) per share:			
Earnings (loss) from continuing operations	$ 1.33	$ 1.08	$ 1.50
Loss from discontinued operations, net of tax	—	—	(1.69)
Diluted earnings (loss) per share	$ 1.33	$ 1.08	$ (0.19)

Common stock equivalents, which were not included in the computation of diluted loss per share because either the effect would have been antidilutive or the options' exercise prices were greater than the average market price of the common stock, were 100,058, 99,447 and 151,585 for the fiscal years 2006, 2005 and 2004, respectively.

9. Discontinued Operations and Pension Liability

a. Discontinued Operations—On February 4, 2004, the Company announced that it was discontinuing its financial support of its Dielektra GmbH ("Dielektra") subsidiary located in Cologne, Germany, due to the continued erosion of the European market for the Company's high technology products. Without Park's financial support, Dielektra filed an insolvency petition, which may result in the reorganization, sale or liquidation of Dielektra. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", Dielektra is

(In thousands, except share, per share and option amounts)

treated as a discontinued operation. As a result of the discontinuation of financial support for Dielektra, the Company recognized an impairment charge of $22,023 for the write-off of Dielektra assets and other costs during the fourth quarter of the 2004 fiscal year. The income tax provision for discontinued operations was $0 for fiscal year 2004. The liabilities from discontinued operations totaling $17,251 and $17,251 at February 26, 2006 and February 27, 2005, respectively, are reported separately in the Consolidated Balance Sheet. These liabilities from discontinued operations included $12,094 for Dielektra's deferred pension liability. The Company expects to recognize a gain of approximately $17 million related to the reversal of these liabilities when the Dielektra insolvency process is completed, although it is unclear when the process will be completed. In addition to the impairment charge described above recognized in the 2004 fiscal year, the losses from operations of $5,596 and $6,142 for termination and other costs related to Dielektra, recorded in the first quarter of the 2004 fiscal year, have been included in discontinued operations in the Consolidated Statements of Operations in the periods in which they occurred. At the time of the discontinuation of support for Dielektra, $5,539 of the $6,142 of termination and other costs had been paid and the remaining $603 was included in liabilities from discontinued operations in the Consolidated Balance Sheet.

Dielektra's net sales and operating results for each of the three fiscal years ended February 26, 2006, February 27, 2005 and February 29, 2004, and assets and liabilities of discontinued operations at February 26, 2006, February 27, 2005 and February 29, 2004 were as follows:

	Fiscal Year		
	2006	2005	2004
Net sales	$—	$—	$ 14,429
Operating loss	—	—	(5,596)
Restructuring and impairment charges	—	—	28,165
Net loss	$—	$—	$(33,761)

	February 26, 2006	February 27, 2005	February 29, 2004
Current assets	$ —	$ —	$ —
Fixed assets	—	—	—
Total assets	—	—	—
Current and other liabilities	5,157	5,157	7,344
Pension liabilities	12,094	12,094	12,094
Total liabilities	17,251	17,251	19,438
Net liabilities	$(17,251)	$(17,251)	$(19,438)

b. Pension Liability—The pension information provided below relates to the Company's subsidiary, Dielektra. As described above, the Company discontinued its financial support of Dielektra during the fiscal year 2004 fourth quarter and, accordingly, has included the $12,094 pension liability as determined as of February 29, 2004 in liabilities from discontinued operations, which represents the latest information available to the Company.

Net pension costs included the following components:

	Fiscal Year
Changes in Benefit Obligations	2004
Benefit obligation at beginning of year	$ 10,991
Service cost	58
Interest cost	661
Actuarial loss (gain)	(558)
Currency translation (gain) loss	1,707
Benefits paid	(765)
Payment for annuities	—
Benefit obligation at end of year	$ 12,094
Changes in Plan Assets	
Fair value of plan assets at beginning of year	$ —
Actual return on plan assets	—
Employer contributions	764
Benefits paid	(764)
Payment for annuities	—
Administrative expenses paid	—
Fair value of plan assets	$ —
Underfunded status	$(12,094)
Unrecognized net loss	—
Net accrued pension cost	$(12,094)
Components of Net Periodic Benefit Cost	
Service cost—benefits earned during the period	$ 58
Interest cost on projected benefit obligation	661
Expected return on plan assets	—
Amortization of unrecognized loss	18
Recognized net actuarial loss	—
Effect of curtailment	—
Net periodic pension cost	$ 737

Projected benefit obligation	$ 12,094
Accumulated benefit obligation	12,094
Plan assets	—

The projected benefit obligation for the plan was determined using assumed discount rates of 5.75% for fiscal year 2004. Projected wage increases of 2.6% were also assumed for fiscal year 2004.

10. Restructuring and Severance Charges

During the 2006 fiscal year first quarter ended May 29, 2005, the Company recorded $1,059 of charges for employment termination benefits for a workforce reduction at its Neltec Europe SAS subsidiary in Mirebeau, France as a result of the further deterioration of the European market for high-technology printed circuit materials. The payment of these termination benefits was substantially completed by the end of the 2006 fiscal year.

During the 2005 fiscal year third quarter ended November 28, 2004, the Company recorded $625 of charges for severance payments for workforce reductions at its North American and European volume printed circuit materials operations. These severance payments were made to employees during the 2005 fiscal year third quarter and there were no remaining liabilities as of February 27, 2005.

The Company recorded pre-tax charges totaling $8,438 during the first and second quarters of fiscal year 2004 related to the realignment of its North America volume printed circuit materials operations in Newburgh, New York and Fullerton, California. During the fourth quarter of fiscal year 2004 the Company recorded pretax charges of $112 related to workforce reductions in Europe and recovered $81 from sales of impaired assets related to its European operations. The components of these charges and the related liability balances and activity for the year ended February 26, 2006 are set forth below.

	Original Charge	Paid in Prior Years	Balance 2/27/05	Current Charges	Charges Paid	Reversals	2/26/06 Remaining Liabilities
Neltec Europe termination benefits	$ —	$ —	$ —	$1,059	$ (683)	$(170)	$ 206
New York and California and other realignment charges:							
Lease payments, taxes, utilities and other	7,292	(1,495)	5,797	—	(584)	—	5,213
Severance Payments	1,258	(1,258)	—	—	—	—	—
	$8,550	$(2,753)	$5,797	$1,059	$(1,267)	$(170)	$5,419

The severance payments were for the termination of hourly and salaried, administrative, manufacturing and support employees. Such employees were terminated during the 2004 fiscal year first, second and third quarters. The remaining liability for severance payments was paid to such employees during the fiscal year 2005 first quarter. The lease charges covered one lease obligation payable through December 2004 and a portion of another lease obligation payable through September 2013.

As a result of the foregoing employee terminations and other less significant employee terminations in connection with business contractions and in the ordinary course of business and substantial numbers of employee resignations and retirements in the ordinary course of business, the total number of employees employed by the Company declined to approximately 950 of February 26, 2006, approximately 1,000 as of February 27, 2005, approximately 1,200 as of February 29, 2004, and approximately 1,400 as of March 2, 2003.

11. Gain on Insurance Settlement

In the 2005 fiscal year third quarter, the Company settled an insurance claim for damages sustained by the Company in Singapore as the result of an explosion that occurred in November 2002 in one of the four treaters located at its Nelco manufacturing facility in Singapore. During the 2005 fiscal year third quarter, the Company received $5,816 related to this insurance claim. The proceeds represent reimbursement for assets destroyed in the accident and for business interruption losses. As a result, the Company recognized a $4,745 gain during the third quarter ended November 28, 2004.

12. Employee Benefit Plans

a. *Profit Sharing Plan*—The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. The plan may be modified or terminated at any time, but in no event may any portion of the contributions revert back to the Company. The Company's estimated contributions are accrued at the end of each fiscal year and paid to the plan in the subsequent fiscal year. The Company's actual contributions to the plan were $687 and $448 for fiscal years 2005 and 2004, respectively. The contribution estimated for fiscal year 2006 has not been paid. Contributions are discretionary and may not exceed the amount allowable as a tax deduction under the Internal Revenue Code.

(In thousands, except share, per share and option amounts)

b. Savings Plan—The Company also sponsors a 401(k) savings plan, pursuant to which the contributions of employees of certain subsidiaries were partially matched by the Company in the amounts of $218, $236 and $260 in fiscal years 2006, 2005 and 2004, respectively.

13. Commitments and Contingencies

a. Lease Commitments—The Company conducts certain of its operations in leased facilities, which include several manufacturing plants, warehouses and offices, and land leases. The leases on facilities are for terms of up to 10 years, the latest of which expires in 2012. Many of the leases contain renewal options for periods ranging from one to ten years and require the Company to pay real estate taxes and other operating costs. The latest land lease expiration is 2054.

These non-cancelable operating leases have the following payment schedule.

Fiscal Year	Amount
2007	$ 2,043
2008	2,029
2009	1,906
2010	1,931
2011	1,669
Thereafter	3,649
	$13,227

Rental expenses, inclusive of real estate taxes and other costs, were $2,257, $2,560 and $2,659 for fiscal years 2006, 2005 and 2004, respectively.

b. Environmental Contingencies—The Company and certain of its subsidiaries have been named by the Environmental Protection Agency (the "EPA") or a comparable state agency under the Comprehensive Environmental Response, Compensation and Liability Act (the "Superfund Act") or similar state law as potentially responsible parties in connection with alleged releases of hazardous substances at nine sites. In addition, a subsidiary of the Company has received cost recovery claims under the Superfund Act from other private parties involving two other sites and has received requests from the EPA under the Superfund Act for information with respect to its involvement at three other sites.

Under the Superfund Act and similar state laws, all parties who may have contributed any waste to a hazardous waste disposal site or contaminated area identified by the EPA or comparable state agency may be jointly and severally liable for the cost of cleanup. Generally, these sites are locations at which numerous persons disposed of hazardous waste. In the case of the Company's subsidiaries, generally the waste was removed from their manufacturing facilities and disposed at waste sites by various companies which contracted with the subsidiaries to provide waste disposal services. Neither the Company nor any of its subsidiaries have been accused of or charged with any wrongdoing or illegal acts in connection with any such sites. The Company believes it maintains an effective and comprehensive environmental compliance program.

The insurance carriers that provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at these sites have agreed to pay, or reimburse the Company and its subsidiaries for, 100% of their legal defense and remediation costs associated with three of these sites and 25% of such costs associated with another one of these sites.

The total costs incurred by the Company and its subsidiaries in connection with these sites, including legal fees incurred by the Company and its subsidiaries and their assessed share of remediation costs and excluding amounts paid or reimbursed by insurance carriers, were approximately $1, $2 and $1 in fiscal years 2006, 2005 and 2004, respectively. The recorded liabilities included in accrued liabilities for environmental matters were $1,757, $2,387 and $2,389 for fiscal years 2006, 2005 and 2004, respectively. As discussed in Note 9, liabilities from discontinued operations have been segregated on the Consolidated Balance Sheet and include $2,121 for environmental matters related to Dielektra.

Such recorded liabilities do not include environmental liabilities and related legal expenses for which the Company has concluded indemnification agreements with the insurance carriers that provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at three sites for which certain subsidiaries of the Company have been named as potentially responsible parties, pursuant to which agreements such insurance carriers have been paying 100% of the legal defense and remediation costs associated with such three sites since 1985.

Included in cost of sales are charges for actual expenditures and accruals, based on estimates, for certain environmental matters described above. The Company accrues estimated costs associated with known environmental matters, when such costs can be reasonably estimated and when the outcome appears probable. The Company believes that the ultimate disposition of known environmental matters will not have a material adverse effect on the liquidity, capital resources, business or consolidated financial position of the Company. However, one or more of such environmental matters could have a significant negative impact on the Company's consolidated financial results for a particular reporting period.

14. Business Segments

The Company considers itself to operate in one business segment. The Company's printed circuit materials products are marketed primarily to leading independent printed circuit board fabricators, electronic manufacturing service companies, electronic contract manufacturers and major electronic original equipment manufacturers ("OEMs") located throughout North America, Europe and Asia. The Company's advanced composite materials customers, the majority of which are located in the United States, include OEMs, independent firms and distributors in the electronics, aerospace and industrial industries.

Sales are attributed to geographic region based upon the region from which the materials were shipped to the customer. Sales between geographic regions were not significant.

Financial information regarding the Company's continuing operations by geographic region follows:

	Fiscal Year		
	2006	2005	2004
United States	$124,365	$117,109	$106,080
Europe	34,372	34,198	31,982
Asia	63,514	59,880	56,174
Total sales	$222,251	$211,187	$194,236
United States	$ 27,769	$ 32,610	$ 38,549
Europe	9,077	10,856	10,969
Asia	20,105	20,183	21,470
Total long-lived assets	$ 56,951	$ 63,649	$ 70,988

15. Customer and Supplier Concentrations

a. Customers—Sales to Sanmina Corporation were 19.4%, 16.2% and 16.3% of the Company's total worldwide sales from its continuing operations for fiscal years 2006, 2005 and 2004, respectively. The sales to Sanmina during the 2005 fiscal year included sales to Pentex Schweitzer, which was acquired by Sanmina during the Company's 2006 fiscal year. Sales to Tyco Printed Circuit Group L.P. were 10.4% 12.3% and 12.2% of the Company's total worldwide sales from its continuing operations for fiscal years 2006, 2005 and 2004. Sales to Multilayer Technology, Inc. were 10.4%, 9.5% and 9.7% of the Company's total worldwide sales from its continuing operations for fiscal years 2006, 2005 and 2004, respectively.

While no other customer accounted for 10% or more of the Company's total worldwide sales from its continuing operations in fiscal years 2006, 2005 and 2004, and the Company is not dependent on any single customer, the loss of a major printed circuit materials customer or of a group of customers could have a material adverse effect on the Company's business and results of operations.

b. Sources of Supply—The principal materials used in the manufacture of the Company's high-technology printed circuit materials and advanced composite materials products are specially manufactured copper foil, fiberglass cloth and synthetic reinforcements, and specially formulated resins and chemicals. Although there are a limited number of qualified suppliers of these materials, the Company has nevertheless identified alternate sources of supply for each of such materials. While the Company has not experienced significant problems in the delivery of these materials and considers its relationships with its suppliers to be strong, a disruption of the supply of material from a principal supplier could adversely affect the Company's business. Furthermore, substitutes for these materials are not readily available and an inability to obtain essential materials, if prolonged, could materially adversely affect the Company's business.

16. Gain on Delco Lawsuit

The United States District Court for the District of Arizona entered final judgment in favor of the Company's subsidiary, Nelco Technology, Inc. ("NTI"), in its lawsuit against Delco Electronics Corporation, a subsidiary of Delphi Automotive Systems Corporation ("Delco"), on NTI's claim for breach of the implied covenant of good faith and fair dealing. As a result, the Company received a net amount of $33,088 from Delco on July 1, 2003 in satisfaction of the judgment.

17. Selected Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)	Quarter			
	First	Second	Third	Fourth
Fiscal 2005:				
Net sales	$ 58,518	$ 51,098	$ 50,359	$ 51,212
Gross profit	13,712	9,418	9,840	10,280
Net earnings	6,021	2,947	7,692	4,945
Basic earnings per share:				
Net earnings per share	$ 0.30	$ 0.15	$ 0.39	$ 0.25
Diluted earnings per share:				
Net earnings per share	$ 0.30	$ 0.15	$ 0.38	$ 0.25
Weighted average common shares outstanding:				
Basic	19,810	19,885	19,901	19,920
Diluted	20,068	20,112	20,061	20,058
Fiscal 2006:				
Net sales	$55,676	$52,442	$57,159	$56,974
Gross profit	12,030	11,595	15,292	15,684
Net earnings	5,328	6,057	9,745	5,745
Basic earnings per share:				
Net earnings per share	$ 0.27	$ 0.30	$ 0.48	$ 0.29
Diluted earnings per share:				
Net earnings per share	$ 0.27	$ 0.30	$ 0.48	$ 0.28
Weighted average common shares outstanding:				
Basic	19,947	20,032	20,099	20,109
Diluted	20,076	20,223	20,251	20,291

Earnings (loss) per share are computed separately for each quarter. Therefore, the sum of such quarterly per share amounts may differ from the total for the years.

18. Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes Accounting Principle Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values for fiscal years beginning after June 15, 2005 (as delayed by the Securities and Exchange Commission), with early adoption encouraged. For years beginning after June 15, 2005, the pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. Under SFAS 123R, a determination must be made regarding the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. SFAS 123R permits a prospective application or two modified versions of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by the original SFAS 123. The Company is required to adopt SFAS 123R in the first quarter of fiscal year 2007, at which time the Company will begin recognizing an expense for all unvested share-based compensation that has been issued. The Company intends to apply SFAS 123R on a prospective basis.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), "Inventory Costs, and an amendment of Accounting Research Bulletin No. 43 Chapter 4". SFAS 151 requires all companies to recognize a current-period charge for abnormal amounts of idle facility expense, freight, handling costs and wasted materials. SFAS 151 also requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the accounting change will have on its financial position and results of operations.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 26, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. Based on management's assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of February 26, 2006.

The Company's independent auditor has issued its audit report on management's assessment of the Company's internal control over financial reporting. That report appears in this Annual Report under the heading "Attestation Report of the Registered Public Accounting Firm".

Stockholders and Board of Directors of
Park Electrochemical Corp.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Park Electrochemical Corp. and subsidiaries maintained effective internal control over financial reporting as of February 26, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Park Electrochemical Corp. and subsidiaries maintained effective internal control over financial reporting as of February 26, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 26, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of February 26, 2006 and February 27, 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended February 26, 2006, and our report dated May 3, 2006 expressed an unqualified opinion thereon.

Grant Thornton LLP

New York, New York
May 3, 2006

Market for the Company's Common Equity and Related Stockholder Matters

The Company's common stock is listed and trades on the New York Stock Exchange (trading symbol PKE). (The common stock also trades on the Midwest Stock Exchange.) The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices for the common stock as reported on the New York Stock Exchange Composite Tape and dividends declared on the common stock.

For the Fiscal Year Ended February 26, 2006	Stock Price		Dividends
	High	Low	Declared
First Quarter	$23.20	$19.07	$0.08
Second Quarter	27.52	22.81	$0.08
Third Quarter	26.98	23.75	$1.08*
Fourth Quarter	29.75	22.63	$0.08

For the Fiscal Year Ended February 27, 2005	Stock Price		Dividends
	High	Low	Declared
First Quarter	$ 26.70	$ 21.63	$0.06
Second Quarter	27.40	20.54	$0.06
Third Quarter	23.12	19.71	$1.14**
Fourth Quarter	22.67	18.25	$0.00

*During the 2006 fiscal year third quarter, the Company declared its regular quarterly cash dividend of $0.08 per share in September 2005, and in October 2005 the Company announced that its Board of Directors had declared a one-time, special cash dividend of $1.00 per share, payable December 15, 2005 to stockholders of record on November 15, 2005.

**During the 2005 fiscal year third quarter, the Company declared its regular quarterly cash dividend of $0.06 per share, and in October 2004, the Company announced that its Board of Directors had declared a one-time, special cash dividend of $1.00 per share, payable December 15, 2004 to stockholders of record on November 15, 2004, and approved an increase in Park's quarterly cash dividend from $0.06 per share to $0.08 per share and, at the same time, announced that its Board of Directors also had declared a regular fourth quarter dividend of $0.08 per share payable February 8, 2005 to stockholders of record on January 6, 2005.

As of May 5, 2006, there were approximately 1,260 holders of record of common stock.

Safe Harbor Statement

This Report may contain "forward-looking statements", as defined under the Federal Securities Laws, including the Private Securities Litigation Reform Act of 1995. Certain portions of this Report which do not relate to historical financial information may be deemed to constitute forward-looking statements. Generally, you can identify forward-looking statements by the use of words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "goal", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue" and similar expressions or the negative or other variations thereof. Such forward-looking statements are based on current expectations that involve a number of uncertainties and risks that may cause actual events or results to differ materially from the Company's expectations or from results which might be projected, forecasted, estimated or budgeted by the Company in forward-looking statements. Factors that could cause actual events or results to differ materially include, but are not limited to, general conditions in the electronics industry, the Company's competitive position, the status of the Company's relationships with its customers, economic conditions in international markets, the cost and availability of utilities, and the various other factors set forth in Item 1A "Risk Factors" and under the caption "Factors That May Affect Future Results" after Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended February 26, 2006. These and other risks may be detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, its fiscal year 2006 Annual Report on Form 10-K and other SEC filings, copies of which may be obtained from www.sec.gov. The Company is under no obligation to (and expressly disclaims any such obligation to) update any of the information contained herein if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise.

Corporate Information

Board of Directors

Dale Blanchfield
Former President of Electronics Division of The Bureau of Engraving Inc.

Anthony Chiesa
Former Vice President
Park Electrochemical Corp.

Lloyd Frank
Of Counsel
Troutman Sanders LLP

Brian E. Shore
Chairman of the Board
Park Electrochemical Corp.

Steven T. Warshaw
Former President, Chief Executive Officer and Chairman of the Board
M Cubed Technologies, Inc.

Corporate Officers

Brian E. Shore
President and Chief Executive Officer

Stephen E. Gilhuley
Senior Vice President,
Secretary and General Counsel

James W. Kelly
Vice President
Taxes and Planning

Appointed Vice Presidents

Anthony W. DiGaudio
Vice President of Sales

Howard R. Elliott
Vice President of Research and Development

Margaret M. Kendrick
Vice President of Global Supplier Relations

Carl W. Smith
Vice President of Advanced Composites Operations

Louis J. Stans
Vice President of Engineering and Quality

James B. Stewart
Vice President of Sales, North America

Corporate Information

Executive Offices

Park Electrochemical Corp.
48 South Service Road
Melville, New York 11747
631-465-3600

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m. on Wednesday, July 19, 2006 at The Bank of New York, One Wall Street, New York, New York.

Form 10-K

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder, without charge, by writing to the Corporate Secretary at the Executive Offices.

Principal Outside Counsel

Skadden, Arps, Slate, Meagher & Flom, LLP
New York, New York

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
908-497-2300

Stock Listing

New York Stock Exchange
Trading Symbol: PKE

The NYSE requires that the chief executive officer of each listed company certify annually that he or she is not aware of any violation by the company of the NYSE's Corporate Governance listing standards. Such certification was made by the Company on September 19, 2005. Certifications by the Chief Executive Officer and Principal Financial Officer of the Company pursuant to section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to the Company's Form 10-K Annual Report for the fiscal year ended February 26, 2006.

Web Site

www.parkelectro.com

Subsidiaries

Nelco Products, Inc.
Fullerton, California

Nelco Products Pte. Ltd.
Jurong, Singapore

Nelco Technology (Zhuhai FTZ) Ltd.
Zhuhai, China

Nelcote, Inc.
Waterbury, Connecticut

Neltec Europe SAS
Mirebeau, France

Neltec, Inc.
Tempe, Arizona

Neltec SA
Lannemezan, France

New England Laminates Co., Inc.
Newburgh, New York

designed by curran & connors, inc. / www.curran-connors.com



PARK ELECTROCHEMICAL CORP.

48 South Service Road • Melville, NY 11747 • Tel: 631-465-3600 • Fax: 631-465-3100
www.parkelectro.com